UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 25, 2018
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report includes the media release and the slides for the presentation to investors in connection with the 1Q18 results.

CREDIT SUISSE GROUP AG Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com
April 25, 2018
Media Release
Group 1Q18 reported pre-tax income of CHF 1.1 billion, up 57% year on year
1Q18 adjusted* pre-tax income of CHF 1.2 billion, up 36% year on year; sixth consecutive quarter of year-on-year profit1 growth and highest quarterly adjusted* pre-tax income for the last 11 quarters
Quarterly costs2 reduced to lowest level in last 5 years; additional net cost savings of CHF 0.2 billion in 1Q18 at constant FX rates
Accelerating profit growth in SUB, IWM and APAC WM&C; combined adjusted* pre-tax income of CHF 1.3 billion in 1Q18, up 27% year on year
Highest quarterly Wealth Management3 NNA in last 7 years with CHF 14.4 billion in 1Q18, up 20% year on year; record AuM of CHF 776 billion at end-1Q18, up 9% year on year at increased adjusted* net margins
IBCM with net revenues down 8% in USD year on year, reflecting lower levels of primary activity, against the Street down 17%4
GM5 with highest quarterly net revenues since the start of its restructuring in 1Q16. Net revenues up 2% in USD year on year (down 4% in CHF); adjusted* pre-tax income up 6% in USD and stable in CHF
Look-through CET1 ratio of 12.9%
1Q18 net income attributable to shareholders of CHF 694 million, up 16% year on year. Group tax rate expected to drop to mid-20s for 20196
Driving higher shareholder returns; 1Q18 Group reported RoTE of ~8%, up from 6.5% in 1Q17 and ~-3% in 1Q16, an ~11 percentage point improvement in two years
Tidjane Thiam, Chief Executive Officer of Credit Suisse, said: “We have now completed 9 quarters of our 12-quarter restructuring program. 2016, the first year of our program, was a year of deep strategic change and restructuring. 2017 was a year of stabilization and consolidation of the business, and we had planned 2018 to be a year of acceleration in our performance.
With these first quarter results, we got off to a good start in our third and final year of restructuring, and we are looking ahead to the future with confidence in our new business model and in our execution capabilities. Thanks to the progress made in 2016 and 2017, we are nearing pre-restructuring levels of absolute profit1, with a higher-quality, more capital-efficient business mix that can generate growing amounts of capital organically with higher capital velocity and a higher return on capital7 through the cycle, while consuming less risk capital per unit of income. Our focus on increasing our return on capital7, reducing capital consumption and controlling risk should allow us over time to increase the return of capital to shareholders.

We have maintained a relentless focus on efficiency and achieved our lowest quarterly cost base2 in the last 5 years, while increasing revenues – generating positive operating leverage.
We have reshaped Credit Suisse in less than three years, growing our less capital-consumptive Wealth Management and IBCM businesses8 and right-sizing our Markets activities9, while better aligning our skillset to service the needs of our UHNW clients. Today, approximately 80% of our Core profitability10 is generated by our Wealth Management and IBCM businesses8, up from 41% three years ago.
In our Wealth Management-related businesses SUB, IWM and APAC WM&C – after two years of progress in 2016 and 2017 – we continued in 1Q18 to generate client-driven, profitable1 growth. In 1Q15, these divisions generated combined adjusted* pre-tax income of CHF 798 million11. In 1Q18, we generated CHF 1.3 billion of adjusted* pre-tax income, an increase of 61% or approximately CHF 500 million in 3 years. More than half of this additional pre-tax income was generated in 1Q18 alone – highlighting the acceleration in our ability to deliver profitable, compliant growth.
NNA3 of CHF 14.4 billion reached their highest quarterly level in 7 years, and we ended 1Q18 with record AuM3 at significantly higher margins12. Growing both AuM and net margins12 is challenging and I believe this could only be achieved through our strategy, which is focused on leveraging our investment banking and asset management capabilities to meet the needs of our clients, particularly our UHNW clients.
Global Markets5 has delivered its strongest quarterly revenues since the start of the restructuring in 2016 with a particularly strong contribution from our ITS business, providing bespoke, quality solutions to our UHNW and institutional clients – a key aspect of our strategy. We have worked hard to make our overall performance less reliant on our more market dependent activities, which have been right-sized and de-risked. We now look at them as resilient when markets are not supportive and as a source of upside when the market environment is more constructive.
With our strong capital base, market-leading franchises and a business model intended to generate capital organically over time and at lower risk, we see significant opportunity to drive further profitable, quality growth. We believe Credit Suisse remains well positioned to deliver improved profitability and deliver growing shareholder value over time.”
Outlook
The global economy continues to show encouraging growth prospects across Asia, the US and Europe with inflation gradually creeping up as capacity constraints begin to tighten.
We expect markets and a wide range of asset classes to be exposed to periods of heightened volatility given ongoing geopolitical events, news flow around global trade negotiations and the outcome of monetary policy tightening. Client activity levels remain sensitive to these factors, specifically within our more market dependent activities.
We remain confident in the growth potential of our Wealth Management and IBCM businesses8, which generated approximately 80% of our Core profits10 in 1Q18 and stand to benefit from the growth of the global economy both in mature and developing markets across our geographies.

Group highlights
• 1Q18 Group reported net revenues of CHF 5.6 billion, up 2% year on year (1Q17: CHF 5.5 billion)
• 1Q18 Group adjusted* net revenues of CHF 5.6 billion, up 1% (up 4% excluding FX impact13) year on year (1Q17: CHF 5.5 billion)
• 1Q18 Group reported total operating expenses of CHF 4.5 billion, down 6% year on year (1Q17: CHF 4.8 billion)
• 1Q18 adjusted* total operating expenses of CHF 4.3 billion, down 6% (down 5% at constant FX rates*) year on year (1Q17: CHF 4.6 billion)
• 1Q18 Group reported pre-tax income of CHF 1.1 billion, up 57% year on year (1Q17: CHF 670 million)
• 1Q18 Group adjusted* pre-tax income of CHF 1.2 billion, up 36% year on year (1Q17: CHF 889 million)
Divisional summaries
Swiss Universal Bank (SUB) delivered its best quarterly result since 2015 with adjusted* pre-tax income of CHF 554 million, up 15% year on year. Importantly, the business returned to top line growth, reflecting several growth initiatives and the strength of our Swiss franchise across private, corporate and institutional clients. Net revenues rose 3% year on year on an adjusted* basis, driven by increased transaction-based revenues and recurring commissions and fees. Adjusted* total operating expenses reached their lowest level since 2015 as we benefited from further efficiency gains. This resulted in an adjusted* cost/income ratio of well below 60% for the first time since the division was created. SUB generated an adjusted* return on regulatory capital of 18% for 1Q18, up 3 percentage points year on year. In Private Clients, NNA reached CHF 2.7 billion, the highest quarterly level to date, underscoring the strength of our “Bank for Entrepreneurs” and UHNW franchises. We continued to generate strong positive operating leverage as net revenues grew 5%– with contributions from all revenue categories – and total operating expenses decreased 5%, both on an adjusted* basis. At CHF 268 million, adjusted* pre-tax income in Private Clients rose 29% year on year. Corporate & Institutional Clients produced a 4% increase in adjusted* pre-tax income to CHF 286 million. Solid growth in institutional mandates and asset servicing was reflected by higher recurring commissions and fees. Higher transaction-based revenues were mainly driven by stronger client activity, especially in our foreign exchange business. In our Swiss investment banking business, we advised on several high-profile M&A, ECM and DCM transactions for Swiss corporates, thus strengthening our market leadership14.
International Wealth Management (IWM) had a strong start to the year with client engagement contributing to another step change in revenue, pre-tax income and NNA growth. Adjusted* pre-tax income grew 45% year on year to CHF 474 million as we continue to build momentum towards our 2018 target and in spite of currency headwinds in Swiss francs. Double-digit growth in net revenues reflected broad-based contributions across most of our businesses and the significant progress we have made in providing institutional-like solutions to higher net worth clients, enabled by capabilities in ITS. Total operating expenses remained stable due to our strict cost control. Adjusted* return on regulatory capital increased 9 percentage points to 35% in 1Q18. Private Banking delivered quality profit growth with adjusted* pre-tax income of CHF 382 million, up 46% from 1Q17. Adjusted* net revenues rose 14%, with increases across all major revenue categories, especially higher transaction-based revenues, as we proactively advised our clients in a more volatile environment. The successful implementation of our house view was reflected in net mandate sales of CHF 4.8 billion in 1Q18. Adjusted* net margin improved to 42 basis points, up 10 basis points year on year. NNA totaled CHF 5.5 billion at an annualized growth rate of 6% with strong inflows in emerging markets and Europe. Asset Management adjusted* pre-tax income increased 42% year on year to CHF 92 million, with a 7% increase in adjusted* net revenues – including a 10% rise in management fees – and stable adjusted* total operating expenses. Asset Management NNA were strong at CHF 9 billion, representing an annualized growth rate of 9%.

Asia Pacific (APAC) delivered a strong 1Q18 performance in our Wealth Management & Connected (WM&C) activities and our Markets business returned to profitability. Adjusted* pre-tax income was CHF 288 million, with a 12% increase in net revenues compared to 1Q17. Adjusted* return on regulatory capital improved to 21%. In APAC WM&C, we had our best quarterly performance to date, with adjusted* pre-tax income of CHF 256 million. Private Banking saw strong client activity, resulting in its highest quarterly revenues to date, up by 11% year on year, with increases in both transaction-based revenues and recurring commissions and fees. Adjusted* return on regulatory capital for WM&C rose by 5 percentage points year on year to 36%. NNA reached CHF 6.2 billion in 1Q18, supported by certain major client inflows and reflecting the close collaboration between our investment banking and private banking client coverage teams. AuM totaled CHF 199.1 billion at end-1Q18. Advisory, underwriting and financing revenues rose 17% year on year, reflecting stronger client activity – especially in M&A and equity underwriting. APAC Markets generated positive operating leverage with adjusted* pre-tax income reaching USD 34 million in 1Q18. Revenues grew 19% year on year in US dollars due to improved fixed income and equity sales and trading revenues. Adjusted* operating expenses decreased 6% in US dollars, notwithstanding higher commission expenses from higher transaction volumes.
Investment Banking & Capital Markets (IBCM) generated net revenues of USD 559 million, down 8% year on year, in a quarter characterized by muted client activity. Fewer M&A closings and lower debt underwriting revenues were partly offset by higher equity underwriting revenues due to increased IPO activity. Despite a challenging backdrop, we were able to achieve a #1 rank in leveraged finance15 and a top 5 rank in IPOs15 in 1Q18, an indication of the quality of our franchise and our teams. Adjusted* total operating expenses totaled USD 464 million and adjusted* pre-tax income was USD 94 million for 1Q18. IBCM generated an adjusted* return on regulatory capital of 12%, with significantly higher returns in the Americas of 21%. Global advisory and underwriting revenues were down 2% year on year, outperforming the industry-wide fee pool15. Looking forward, our pipeline is strong and is larger than last year but remains dependent on constructive market conditions.
Global Markets (GM) achieved adjusted* pre-tax income of USD 357 million in 1Q18, up 6% from a very strong 1Q17. This result was driven by continued momentum across the franchise, with a particularly strong contribution from our ITS platform. Net revenues totaled USD 1.6 billion, up 2% from the strong prior-year period. This increase was driven by higher Equities revenues that are beginning to benefit from investments in the business, a rebound in volatility and increased collaboration from landmark deals, particularly in equity derivatives. Fixed Income revenues increased year on year, including robust performance in Securitized Products. Additionally, we advanced to the number one rank and gained share15 in our leveraged finance underwriting franchise despite the significant decline in industry-wide underwriting volumes, highlighting the strength of the franchise. Adjusted* operating expenses16 declined 3% excluding the adverse impacts from foreign exchange moves and US-GAAP changes, reflecting continued progress on efficiency initiatives.
Conclusion
Our first quarter 2018 results demonstrate that we have had a strong start to our third and final year of restructuring. We are nearing our pre-restructuring levels of profit1 but with a higher-quality, more capital-efficient business mix that is intended to generate capital organically at lower levels of absolute risk.
As we continue to allocate more capital towards our Wealth Management and IBCM businesses8 and leverage our strong investment banking capabilities, we expect these benefits to compound over time and drive higher returns for the Group.

For further information
Adam Gishen, Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
e-mail: investor.relations@credit-suisse.com
Amy Rajendran, Media Relations, Credit Suisse
Tel: +41 844 33 88 44
e-mail: media.relations@credit-suisse.com
The complete 1Q18 Earnings Release and results presentation slides are available for download from 07:00 CEST today at: https://www.credit-suisse.com/results.
The 1Q18 Financial Report is scheduled to be released on May 3, 2018.
Presentation of 1Q18 results – Wednesday, April 25, 2018
Event	Analyst Call	Media Conference Call
Time	08:15 Zurich 07:15 London 02:15 New York	10:00 Zurich 09:00 London 04:00 New York
Speakers	Tidjane Thiam, Chief Executive Officer David Mathers, Chief Financial Officer	Tidjane Thiam, Chief Executive Officer David Mathers, Chief Financial Officer
Language	The presentation will be held in English.	The presentation will be held in English. Simultaneous interpreting in German will be available.
Access via Telephone	+41 44 580 40 01 (Switzerland)
+44 1452 565 510 (Europe)
+1 866 389 9771 (US)
Reference: Credit Suisse Analysts and
Investors call or meeting ID: 4691539

Please dial in 15 minutes before the start
	of the presentation.	+41 44 580 40 01 (Switzerland) +44 1452 565 510 (Europe) +1 866 389 9771 (US) Reference: Credit Suisse Group quarterly results Please dial in 10 minutes before the start of the presentation.
Q&A Session	Opportunity to ask questions via the telephone conference.	Following the presentation, you will have the opportunity to ask the speakers questions.
Playback	Replay available approximately one hour after the event: +41 44 580 34 56 (Switzerland) +44 1452 550 000 (Europe) +1 866 247 4222 (US) Conference ID: 4691539#	Replay available approximately one hour after the event: +41 44 580 34 56 (Switzerland) +44 1452 550 000 (Europe) +1 866 247 4222 (US) Conference ID English: 1588148# Conference ID German: 4398664#

The results of Credit Suisse Group comprise the results of our six reporting segments, including the Strategic Resolution Unit, and the Corporate Center. Core results exclude revenues and expenses from our Strategic Resolution Unit.
As we move ahead with the implementation of our strategy, it is important to measure the progress achieved by our underlying business performance in a consistent manner. To achieve this, we will focus our analyses on adjusted results.
Adjusted results referred to in this Media Release are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for the purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. We will report quarterly on the same adjusted* basis for the Group, Core and divisional results until end-2018 to allow investors to monitor our progress in implementing our strategy, given the material restructuring charges we are likely to incur and other items which are not reflective of our underlying performance but are to be borne in the interim period. Tables in the Appendix of this Media Release provide the detailed reconciliation between reported and adjusted results for the Group, Core businesses and the individual divisions.
Footnotes
* Adjusted results are non-GAAP financial measures. For a reconciliation of the adjusted results to the most directly comparable US GAAP measures, see the Appendix of this Media Release.
1 Referring to adjusted* pre-tax income.
2 Referring to adjusted* operating expenses.
3 Relating to SUB PC, IWM PB and APAC PB within WM&C.
4 Source: Dealogic as of March 31, 2018; includes Americas and EMEA only.
5 Excluding revenues from SMG of USD 7 million in 1Q18 and USD 80 million in 2Q16.
6 Based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual tax rate for 2019 may differ. On the basis of the current analysis of the base erosion and anti-abuse tax (BEAT) regime, we continue to regard it as more likely than not that the Group will not be subject to this regime in 2018. However, there are significant uncertainties in the application of BEAT and this interpretation will be subject to review once further guidance has been issued by the US Department of Treasury.
7 Referring to adjusted* return on regulatory capital.
8 Relating to SUB, IWM, APAC WM&C and IBCM.
9 Includes Global Markets and APAC Markets.
10 Percentages refer to contributions to Core adjusted pre-tax income of CHF 1,742 million for 1Q18 or CHF 1,844 million 1Q15 (excludes Swisscard pre-tax income of CHF 12 million) as the context may require, excluding Corporate Center adjusted pre-tax income of CHF (171) million in 1Q18 and CHF (194) million in 1Q15.
11 Excludes Swisscard pre-tax income of CHF 12 million for 1Q15.
12 Referring to adjusted* net margins.
13 Excludes FX impact of ~CHF (150) million in 1Q18 compared to 1Q17.
14 Source: Dealogic and IFR as of March 28, 2018.
15 Source: Dealogic as of March 31, 2018.
16 Excluding FX impact of USD 43 million and US-GAAP accounting impact of USD 8 million in 1Q18 in addition to our usual adjustments.
Abbreviations
APAC – Asia Pacific; APAC PB within WM&C – Asia Pacific Private Banking within Wealth Management & Connected; AuM – assets under management; CET1 – common equity tier 1; CHF – Swiss francs; DCM – debt capital markets; ECM – equity capital markets; EMEA – Europe, the Middle East and Africa; FX – foreign exchange; GM – Global Markets; IBCM – Investment Banking & Capital Markets; IPO – initial public offering; ITS – International Trading Solutions; IWM – International Wealth Management; M&A – mergers and acquisitions; NNA – net new assets; PB – Private Banking; PC – Private Clients; RoTE – return on tangible equity; SMG – Systematic Market-Making Group; SUB – Swiss Universal Bank; UHNW – ultra-high-net-worth; USD – US dollars; US – United States
Important information
This Media Release contains select information from the full 1Q18 Earnings Release and 1Q18 Results Presentation Slides that Credit Suisse believes is of particular interest to media professionals. The complete 1Q18 Earnings Release and 1Q18 Results Presentation Slides, which have been distributed simultaneously, contain more comprehensive information about our results and operations for the reporting quarter, as well as important information about our reporting methodology and some of the terms used in these documents. The complete 1Q18 Earnings Release and 1Q18 Results Presentation Slides are not incorporated by reference into this Media Release.
Credit Suisse has not finalized its 1Q18 Financial Report and Credit Suisse’s independent registered public accounting firm has not completed its review of the condensed consolidated financial statements (unaudited) for the period. Accordingly, the financial information contained in this Media Release is subject to completion of quarter-end procedures, which may result in changes to that information.
Information referenced in this Media Release, whether via website links or otherwise, is not incorporated into this Media Release.
Our cost savings program is measured using adjusted operating cost base at constant FX rates. “Adjusted operating cost base at constant FX rates” includes adjustments as made in all our disclosures for restructuring expenses, major litigation expenses and a goodwill impairment taken in 4Q15 as well as adjustments for debit valuation adjustments (DVA) related volatility, FX and for certain accounting changes (which had not been in place at the launch of the cost savings program). Adjustments for certain accounting changes have been restated to reflect grossed up expenses in the Corporate Center and, starting in 1Q18, also include adjustments for changes from ASU 2014-09 “Revenue from Contracts with Customers”, which is described further in our 1Q18 Earnings Release. Adjustments for FX apply unweighted currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review.

Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income/(loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.
Return on tangible equity attributable to shareholders, a non-GAAP financial measure, is based on tangible equity attributable to shareholders, which is calculated by deducting goodwill and other intangible assets from total equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired. For end-1Q18, 1Q17 and 1Q16, tangible equity excluded goodwill of CHF 4,677 million, CHF 4,742 million and CHF 4,831 million, respectively, and other intangible assets of CHF 212 million, CHF 223 million and CHF 202 million, respectively from total equity attributable to shareholders of CHF 42,540 million, CHF 41,902 million and CHF 41,702 million, respectively, as presented in our balance sheet.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals.
In preparing this media release, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this media release may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.
As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this media release.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and pre- scribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.
Margin calculations for APAC are aligned with the performance metrics of the Private Banking business and its related assets under management within the Wealth Management & Connected business in APAC. Assets under management and net new assets for APAC relate to the Private Banking business within the Wealth Management & Connected business.
Net margin is calculated by dividing income before taxes by average assets under management. Adjusted net margins is calculated using adjusted results, applying the same methodology to calculate net margin.
Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this Media Release.
In various tables, use of “–” indicates not meaningful or not applicable.

Appendix
Key metrics
	in / end of			% change
	1Q18	4Q17	1Q17	QoQ	YoY
Credit Suisse Group results (CHF million)
Net revenues	5,636	5,189	5,534	9	2
Provision for credit losses	48	43	53	12	(9)
Total operating expenses	4,534	5,005	4,811	(9)	(6)
Income before taxes	1,054	141	670	–	57
Net income/(loss) attributable to shareholders	694	(2,126)	596	–	16
Assets under management and net new assets (CHF million)
Assets under management	1,379.9	1,376.1	1,304.2	0.3	5.8
Net new assets	25.1	3.1	24.4	–	2.9
Basel III regulatory capital and leverage statistics
CET1 ratio (%)	12.9	13.5	12.7	–	–
Look-through CET1 ratio (%)	12.9	12.8	11.7	–	–
Look-through CET1 leverage ratio (%)	3.8	3.8	3.3	–	–
Look-through tier 1 leverage ratio (%)	5.1	5.2	4.6	–	–

Credit Suisse and Core Results
	Core Results			Strategic Resolution Unit			Credit Suisse
in / end of	1Q18	4Q17	1Q17	1Q18	4Q17	1Q17	1Q18	4Q17	1Q17
Statements of operations (CHF million)
Net revenues	5,839	5,340	5,740	(203)	(151)	(206)	5,636	5,189	5,534
Provision for credit losses	48	40	29	0	3	24	48	43	53
Compensation and benefits	2,473	2,503	2,617	65	65	88	2,538	2,568	2,705
General and administrative expenses	1,382	1,726	1,394	126	209	207	1,508	1,935	1,601
Commission expenses	340	356	361	4	9	7	344	365	368
Restructuring expenses	133	119	130	11	18	7	144	137	137
Total other operating expenses	1,855	2,201	1,885	141	236	221	1,996	2,437	2,106
Total operating expenses	4,328	4,704	4,502	206	301	309	4,534	5,005	4,811
Income/(loss) before taxes	1,463	596	1,209	(409)	(455)	(539)	1,054	141	670
Statement of operations metrics (%)
Return on regulatory capital	13.4	5.6	11.4	–	–	–	9.1	1.2	5.7
Balance sheet statistics (CHF million)
Total assets	778,889	750,660	750,339	30,163	45,629	61,640	809,052	796,289	811,979
Risk-weighted assets [1]	248,776	238,067	222,353	22,239	33,613	41,384	271,015	271,680	263,737
Leverage exposure [1]	888,903	856,591	853,193	43,168	59,934	82,718	932,071	916,525	935,911
Adjusted results referred to in this media release are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
Reconciliation of adjusted results
	Core Results			Strategic Resolution Unit			Credit Suisse
in	1Q18	4Q17	1Q17	1Q18	4Q17	1Q17	1Q18	4Q17	1Q17
Reconciliation of adjusted results (CHF million)
Net revenues	5,839	5,340	5,740	(203)	(151)	(206)	5,636	5,189	5,534
Real estate gains	0	0	0	(1)	0	0	(1)	0	0
(Gains)/losses on business sales	(73)	28	23	0	0	(38)	(73)	28	(15)
Adjusted net revenues	5,766	5,368	5,763	(204)	(151)	(244)	5,562	5,217	5,519
Provision for credit losses	48	40	29	0	3	24	48	43	53
Total operating expenses	4,328	4,704	4,502	206	301	309	4,534	5,005	4,811
Restructuring expenses	(133)	(119)	(130)	(11)	(18)	(7)	(144)	(137)	(137)
Major litigation provisions	(48)	(165)	(27)	(37)	(90)	(70)	(85)	(255)	(97)
Expenses related to business sales	0	(8)	0	0	0	0	0	(8)	0
Adjusted total operating expenses	4,147	4,412	4,345	158	193	232	4,305	4,605	4,577
Income/(loss) before taxes	1,463	596	1,209	(409)	(455)	(539)	1,054	141	670
Total adjustments	108	320	180	47	108	39	155	428	219
Adjusted income/(loss) before taxes	1,571	916	1,389	(362)	(347)	(500)	1,209	569	889
Adjusted return on regulatory capital (%)	14.4	8.6	13.1	–	–	–	10.5	5.0	7.5

Reconciliation of adjustment items
	Credit Suisse
in	1Q18	1Q17
Adjusted results (CHF million)
Total operating expenses	4,534	4,811
Restructuring expenses	(144)	(137)
Major litigation provisions	(85)	(97)
Debit valuation adjustments (DVA)	4	(26)
Certain accounting changes	(78)	(44)
Adjusted operating cost base	4,231	4,507
FX adjustment	126	70
Adjusted FX-neutral operating cost base	4,357	4,577
Reconciliation of adjusted results
	SUB, IWM, and APAC WM&C
in	1Q18	4Q17	1Q17	1Q16	1Q15	[1]
Adjusted results (CHF million)
Net revenues	3,497	3,308	3,164	2,937	2,834
(Gains)/losses on business sales	(73)	28	0	0	0
Adjusted net revenues	3,424	3,336	3,164	2,937	2,834
Provision for credit losses	42	36	16	(15)	22
Total operating expenses	2,203	2,270	2,252	2,098	2,004
Restructuring expenses	(57)	(19)	(92)	(49)	0
Major litigation provisions	(48)	(38)	(27)	0	10
Adjusted total operating expenses	2,098	2,213	2,133	2,049	2,014
Income before taxes	1,252	1,002	896	854	808
Total adjustments	32	85	119	49	(10)
Adjusted income before taxes	1,284	1,087	1,015	903	798
1 Excludes net revenues and total operating expenses for Swisscard of CHF 73 million and CHF 61 million, respectively.
Reconciliation of adjusted results
	SUB, IWM, APAC WM&C and IBCM
in	1Q18	1Q17	1Q16	1Q15	[1]
Adjusted results (CHF million)
Net revenues	4,025	3,770	3,325	3,233
(Gains)/losses on business sales	(73)	0	0	0
Adjusted net revenues	3,952	3,770	3,325	3,233
Provision for credit losses	43	22	14	22
Total operating expenses	2,671	2,703	2,519	2,450
Restructuring expenses	(87)	(94)	(76)	0
Major litigation provisions	(48)	(27)	0	10
Adjusted total operating expenses	2,536	2,582	2,443	2,460
Income before taxes	1,311	1,045	792	761
Total adjustments	62	121	76	(10)
Adjusted income before taxes	1,373	1,166	868	751
1 Excludes net revenues and total operating expenses for Swisscard of CHF 73 million and CHF 61 million, respectively.

Swiss Universal Bank
	in / end of			% change
	1Q18	4Q17	1Q17	QoQ	YoY
Results (CHF million)
Net revenues	1,431	1,318	1,354	9	6
of which Private Clients	762	726	711	5	7
of which Corporate & Institutional Clients	669	592	643	13	4
Provision for credit losses	34	15	10	127	240
Total operating expenses	834	870	940	(4)	(11)
Income before taxes	563	433	404	30	39
of which Private Clients	265	212	161	25	65
of which Corporate & Institutional Clients	298	221	243	35	23
Metrics (%)
Return on regulatory capital	17.9	13.5	12.7	–	–
Cost/income ratio	58.3	66.0	69.4	–	–
Private Clients
Assets under management (CHF billion)	206.7	208.3	198.2	(0.8)	4.3
Net new assets (CHF billion)	2.7	0.0	2.0	–	–
Gross margin (annualized) (bp)	147	140	146	–	–
Net margin (annualized) (bp)	51	41	33	–	–
Corporate & Institutional Clients
Assets under management (CHF billion)	352.0	354.7	348.9	(0.8)	0.9
Net new assets (CHF billion)	3.8	(0.2)	0.0	–	–
Reconciliation of adjusted results
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	1Q18	4Q17	1Q17	1Q18	4Q17	1Q17	1Q18	4Q17	1Q17
Adjusted results (CHF million)
Net revenues	762	726	711	669	592	643	1,431	1,318	1,354
Gains on business sales	(19)	0	0	(18)	0	0	(37)	0	0
Adjusted net revenues	743	726	711	651	592	643	1,394	1,318	1,354
Provision for credit losses	10	10	12	24	5	(2)	34	15	10
Total operating expenses	487	504	538	347	366	402	834	870	940
Restructuring expenses	(22)	1	(47)	(6)	1	(5)	(28)	2	(52)
Major litigation provisions	0	(2)	0	0	(5)	(27)	0	(7)	(27)
Adjusted total operating expenses	465	503	491	341	362	370	806	865	861
Income before taxes	265	212	161	298	221	243	563	433	404
Total adjustments	3	1	47	(12)	4	32	(9)	5	79
Adjusted income before taxes	268	213	208	286	225	275	554	438	483
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	17.6	13.7	15.1

International Wealth Management
	in / end of			% change
	1Q18	4Q17	1Q17	QoQ	YoY
Results (CHF million)
Net revenues	1,403	1,364	1,221	3	15
of which Private Banking	1,043	923	883	13	18
of which Asset Management	360	441	338	(18)	7
Provision for credit losses	(1)	14	2	–	–
Total operating expenses	920	1,010	928	(9)	(1)
Income before taxes	484	340	291	42	66
of which Private Banking	401	236	239	70	68
of which Asset Management	83	104	52	(20)	60
Metrics (%)
Return on regulatory capital	35.7	25.2	23.0	–	–
Cost/income ratio	65.6	74.0	76.0	–	–
Private Banking
Assets under management (CHF billion)	370.0	366.9	336.2	0.8	10.1
Net new assets (CHF billion)	5.5	2.7	4.7	–	–
Gross margin (annualized) (bp)	114	101	108	–	–
Net margin (annualized) (bp)	44	26	29	–	–
Asset Management
Assets under management (CHF billion)	391.2	385.6	367.1	1.5	6.6
Net new assets (CHF billion)	9.0	1.4	15.0	–	–
Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	1Q18	4Q17	1Q17	1Q18	4Q17	1Q17	1Q18	4Q17	1Q17
Adjusted results (CHF million)
Net revenues	1,043	923	883	360	441	338	1,403	1,364	1,221
(Gains)/losses on business sales	(37)	0	0	1	28	0	(36)	28	0
Adjusted net revenues	1,006	923	883	361	469	338	1,367	1,392	1,221
Provision for credit losses	(1)	14	2	0	0	0	(1)	14	2
Total operating expenses	643	673	642	277	337	286	920	1,010	928
Restructuring expenses	(18)	(8)	(23)	(8)	(3)	(13)	(26)	(11)	(36)
Major litigation provisions	0	(31)	0	0	0	0	0	(31)	0
Adjusted total operating expenses	625	634	619	269	334	273	894	968	892
Income before taxes	401	236	239	83	104	52	484	340	291
Total adjustments	(19)	39	23	9	31	13	(10)	70	36
Adjusted income before taxes	382	275	262	92	135	65	474	410	327
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	34.9	30.5	25.8

Asia Pacific
	in / end of			% change
	1Q18	4Q17	1Q17	QoQ	YoY
Results (CHF million)
Net revenues	991	885	881	12	12
of which Wealth Management & Connected	663	626	589	6	13
of which Markets	328	259	292	27	12
Provision for credit losses	10	7	4	43	150
Total operating expenses	747	702	730	6	2
Income before taxes	234	176	147	33	59
of which Wealth Management & Connected	205	229	201	(10)	2
of which Markets	29	(53)	(54)	–	–
Metrics (%)
Return on regulatory capital	16.9	13.3	10.9	–	–
Cost/income ratio	75.4	79.3	82.9	–	–
Wealth Management & Connected – Private Banking
Assets under management (CHF billion)	199.1	196.8	177.4	1.2	12.2
Net new assets (CHF billion)	6.2	1.3	5.3	–	–
Gross margin (annualized) (bp)	92	80	96	–	–
Net margin (annualized) (bp)	34	23	33	–	–
Reconciliation of adjusted results
	Wealth Management & Connected			Markets			Asia Pacific
in	1Q18	4Q17	1Q17	1Q18	4Q17	1Q17	1Q18	4Q17	1Q17
Adjusted results (CHF million)
Net revenues	663	626	589	328	259	292	991	885	881
Provision for credit losses	9	7	4	1	0	0	10	7	4
Total operating expenses	449	390	384	298	312	346	747	702	730
Restructuring expenses	(3)	(10)	(4)	(3)	(13)	(15)	(6)	(23)	(19)
Major litigation provisions	(48)	0	0	0	0	0	(48)	0	0
Adjusted total operating expenses	398	380	380	295	299	331	693	679	711
Income/(loss) before taxes	205	229	201	29	(53)	(54)	234	176	147
Total adjustments	51	10	4	3	13	15	54	23	19
Adjusted income/(loss) before taxes	256	239	205	32	(40)	(39)	288	199	166
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	20.8	15.0	12.3
	APAC Markets
in	1Q18	4Q17
Adjusted results (USD million)
Net revenues	348	264
Total operating expenses	315	317
Restructuring expenses	(3)	(13)
Adjusted total operating expenses	312	304
Income before taxes	31	(53)
Total adjustments	3	13
Adjusted income before taxes	34	(40)

Global Markets
	in / end of			% change
	1Q18	4Q17	1Q17	QoQ	YoY
Results (CHF million)
Net revenues	1,546	1,163	1,609	33	(4)
Provision for credit losses	4	8	5	(50)	(20)
Total operating expenses	1,247	1,350	1,287	(8)	(3)
Income/(loss) before taxes	295	(195)	317	–	(7)
Metrics (%)
Return on regulatory capital	8.5	(5.5)	9.0	–	–
Cost/income ratio	80.7	116.1	80.0	–	–
Reconciliation of adjusted results
	Global Markets
in	1Q18	4Q17	1Q17
Adjusted results (CHF million)
Net revenues	1,546	1,163	1,609
Provision for credit losses	4	8	5
Total operating expenses	1,247	1,350	1,287
Restructuring expenses	(42)	(71)	(20)
Expenses related to business sales	0	(8)	0
Adjusted total operating expenses	1,205	1,271	1,267
Income/(loss) before taxes	295	(195)	317
Total adjustments	42	79	20
Adjusted income/(loss) before taxes	337	(116)	337
Adjusted return on regulatory capital (%)	9.8	(3.3)	9.6
	Global Markets
in	1Q18	1Q17
Adjusted results (USD million)
Net revenues	1,642	1,615
Provision for credit losses	4	5
Total operating expenses	1,325	1,292
Restructuring expenses	(44)	(20)
Adjusted total operating expenses	1,281	1,272
Income before taxes	313	318
Total adjustments	44	20
Adjusted income before taxes	357	338

Investment Banking & Capital Markets
	in / end of			% change
	1Q18	4Q17	1Q17	QoQ	YoY
Results (CHF million)
Net revenues	528	565	606	(7)	(13)
Provision for credit losses	1	(1)	6	–	(83)
Total operating expenses	468	459	451	2	4
Income before taxes	59	107	149	(45)	(60)
Metrics (%)
Return on regulatory capital	8.1	15.0	23.1	–	–
Cost/income ratio	88.6	81.2	74.4	–	–
Reconciliation of adjusted results
	Investment Banking & Capital Markets
in	1Q18	4Q17	1Q17
Adjusted results (CHF million)
Net revenues	528	565	606
Provision for credit losses	1	(1)	6
Total operating expenses	468	459	451
Restructuring expenses	(30)	(14)	(2)
Adjusted total operating expenses	438	445	449
Income before taxes	59	107	149
Total adjustments	30	14	2
Adjusted income before taxes	89	121	151
Adjusted return on regulatory capital (%)	12.4	16.9	23.4
	Investment Banking & Capital Markets
in	1Q18	1Q17
Adjusted results (USD million)
Net revenues	559	608
Provision for credit losses	1	6
Total operating expenses	496	453
Restructuring expenses	(32)	(2)
Adjusted total operating expenses	464	451
Income before taxes	62	149
Total adjustments	32	2
Adjusted income before taxes	94	151
Global advisory and underwriting revenues
	in			% change
	1Q18	4Q17	1Q17	QoQ	YoY
Global advisory and underwriting revenues (USD million)
Global advisory and underwriting revenues	1,106	1,034	1,133	7	(2)
of which advisory and other fees	251	228	278	10	(10)
of which debt underwriting	616	519	647	19	(5)
of which equity underwriting	239	287	208	(17)	15

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives, ambitions, targets or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, ambitions, targets, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2018 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic goals, including those related to cost efficiency, income/(loss) before taxes, capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold, return on tangible equity and other targets, objectives and ambitions;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– the risk of cyber attacks on our business or operations;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
– the potential effects of proposed changes in our legal entity structure;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies; and
– other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2017.

 First Quarter 2018 Results  Presentation to Investors and Analysts  April 25, 2018

 Disclaimer  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Credit Suisse has not finalized its 1Q18 Financial Report and Credit Suisse’s independent registered public accounting firm has not completed its review of the condensed consolidated financial statements (unaudited) for the period. Accordingly, the financial information contained in this presentation is subject to completion of quarter-end procedures, which may result in changes to that information.Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 and in the “Cautionary statement regarding forward-looking information" in our 1Q18 Earnings Release, published on April 25, 2018 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation in the Appendix, which is available on our website at www.credit-suisse.com.Statement regarding capital, liquidity and leverageAs of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

 1Q18 Earnings ReviewTidjane Thiam, Chief Executive OfficerDavid Mathers, Chief Financial Officer

Key messages

Strongest Group performance in the past 11 quarters, continuing successful transformation of the bank

1 Profitable growth in Wealth Management, creating positive operating leverage and reducing drag from legacy

- **Growing Wealth Management**
  - Wealth Management-related businesses[1] accelerating profit growth; adj. PTI of CHF 1.3 bn in 1Q18, **up 27% YoY**
  - SUB, IWM, APAC WM&C and IBCM jointly contributing ~80% to Core adjusted PTI[2] in 1Q18
  - Wealth Management[3] NNA highest in the last 7 years with CHF 14.4 bn in 1Q18, up 20% YoY; Record AuM of CHF 776 bn, up 9% YoY at increased net margins
- **Creating positive operating leverage**
  - Adjusted net revenues increased 1% (+4% excl. FX impact[4]), adjusted operating expenses down 6% (-5% at constant FX rates*) in 1Q18 YoY
  - Improved profitability in Global Markets with adjusted PTI of USD 357 mn in 1Q18, up 6% YoY
  - Adjusted operating expenses in **1Q18 lowest in the last 5 years**
  - Delivered net cost savings of CHF 0.2 bn at constant FX rates* in 1Q18, on track to achieve 2018 cost target
- **Winding down the SRU at pace with significant outperformance against peers**

2 Strengthening capital position

- Strong capital position with CET1 ratio of 12.9%; Tier 1 leverage ratio of 5.1%

3 Driving returns to shareholders

- Improved Core adjusted return on regulatory capital† in 1Q18
- Increased Group profitability with RoTE‡ of 7.6% in 1Q18

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. RoTE (a non-GAAP financial measure) on a reported basis *, †, ‡ See Appendix
1 Relating to SUB, IWM and APAC WM&C 2 Excludes Corp. Ctr. adjusted PTI of CHF (171) mn 3 Relating to SUB PC, IWM PB and APAC PB within WM&C 4 Excludes FX impact of ~CHF (150) mn in 1Q18 vs. 1Q17

CREDIT SUISSE April 25, 2018 4

   Highest Group profits in the past 11 quarters, the sixth consecutive quarter of year-on-year profit growth  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix  Group adjustedpre-tax incomein CHF mn   1Q  2Q  3Q  4Q

     Before  Now    We have right-sized our Markets activities, grown our Wealth Management and IBCM businesses and reduced capital consumption…  1 Includes Global Markets, APAC Markets and SRU. SRU excludes Op Risk RWA of CHF 19 bn in 1Q15 and 1Q16, CHF 20 bn in 1Q17 and CHF 11 bn in 1Q18  SUB, IWM,APAC WM&Cand IBCM  Marketsactivities1  248  232  RWA contributionin CHF bn  227  244

       …allowing us to simultaneously grow profits and reduce risk  Core adjustedPTI contribution1in CHF mn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix1 Percentages refer to contribution to Core adjusted pre-tax income excluding Corporate Center adjusted pre-tax income of CHF (194) mn in 1Q15 and CHF (171) mn in 1Q18 2 Includes Global Markets and APAC Markets 3 Excludes Swisscard pre-tax income of CHF 12 mn in 1Q15 4 Trading book average one-day, 98% risk management Value-at-Risk in CHF mn  Core adjusted RoRC†  Group VaR4  14.9%    9.8%  13.1%  46  29  46  26  1,650  1,571  1,389  997  SUB3, IWM,APAC WM&Cand IBCM  Marketsactivities2  14.4%    Before  Now  CET1 ratio  10.0%    11.4%  11.7%  12.9%    CorporateCenter

   We have generated strong and growing NNA flows…  1 Relating to SUB PC, IWM PB and APAC PB within WM&C 2 APAC PB within WM&C  Wealth Management1 NNAin CHF bn  UHNW share of NNA1  <25%    ~65%  +206%  ~70%  14.4  SUB PC  IWM PB  APAC PB2

   …with record Assets under Management…  1 Relating to SUB PC, IWM PB and APAC PB within WM&C  Wealth Management1 AuMin CHF bn        +109 bn    NNA1 growth rateannualized  3%  7%  6%  7%

   …at higher profit margins…  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Relating to SUB PC, IWM PB and APAC PB within WM&C 2 Excludes Swisscard pre-tax income of CHF 12 mn for 1Q15  Wealth Management1 adjusted net marginin bps        +12 bps    2

…resulting in significant profit acceleration across our Wealth Management-related businesses

Wealth Management-related businesses[1] **adjusted PTI** in CHF mn


1Q18 vs. 1Q15
+486 mn
+269 mn
+112 mn
+105 mn
APAC WM&C
IWM
SUB
798
99
268
431
903
123
308
472
1,015
205
327
483
1,284
256
474
554
+61%
+159%
+77%
+29%
1Q15[2]
1Q16
1Q17
1Q18

	1Q15[2]	1Q16	1Q17	1Q18	1Q18 vs. 1Q15
Wealth Management-related businesses[1] **RWA** in CHF bn	106	111	121	129	+22%

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Relating to SUB, IWM and APAC WM&C 2 Excludes Swisscard pre-tax income of CHF 12 mn

CREDIT SUISSE
April 25, 2018 11

We have grown revenues driven by higher recurring income, while maintaining a disciplined approach to cost management


CAGR
1Q18 vs. 1Q16
+15%
SUB, IWM and APAC PB[1]
net revenues[2]
in CHF mn
Transaction- and perf.-based
Net interest income
Recurring commissions and fees
2,848
808
1,191
895
2,986
800
1,236
965
3,289
917
1,278
1,038
7%
7%
4%
8%
1Q16
1Q17
1Q18
SUB, IWM and APAC PB[1]
adjusted operating expenses
in CHF mn
1,962
2,020
1,980
0.5%

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 APAC PB within WM&C 2 Totals include other revenues of CHF (46) mn in 1Q16, CHF (15) mn in 1Q17 and CHF 56 mn in 1Q18

CREDIT SUISSE April 25, 2018 12

 1.2  Note: Adjusted results are non-GAAP financial measures. Growth percentages are calculated based on the non-rounded results found in the Appendix. A reconciliation to reported results is included in the Appendix1 Reflects credit provisions of CHF 150 mn in 1Q16, CHF 53 mn in 1Q17 and CHF 48 mn in 1Q18 2 Excludes FX impact of ~CHF (150) mn in 1Q18 * See Appendix  We have focused on delivering positive operating leverage and growing profits…  4.3  5.6  4.6  5.5  1Q18  1Q16  1Q17  Net revenues  Pre-tax income1  Operating expenses  1Q18 vs. 1Q16  +18%  -9%  Group adjusted resultsin CHF bn   4.7  4.7  -0.2  0.9    +1.4 bn  +18%  +1%  -3%  -6%  +4%  excl. FX impact2  -5%  constant FX*

   …with 1Q18 the lowest quarterly operating costs in last 5 years  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix  Group adjustedoperating expensesin CHF bn     1Q  2Q  3Q  4Q

 We are winding down our SRU at pace…  Reduction of non-core RWA since inception of programs1indexed to 100%  1 Starting points represent date of inception of the Non-Core Units under each company’s most recent organizational structure. RWA excluding Op Risk, except for peer 2  Year 1  Year 2  Year 3  Year 4  Year 5          Year 6  Peer 1  Peer 2  Peer 3  Credit Suisse SRU 1Q18

 …and have significantly reduced RWA and leverage exposure  1 Excludes operational risk RWA of CHF 19 bn in 1Q15, CHF 19 bn in 1Q16, CHF 20 bn in 1Q17 and CHF 11 bn in 1Q18  SRU leverage exposure in USD bn  SRU RWA excl. Op Risk1 in USD bn  -79%  -79%

 We have significantly lowered SRU adjusted operating expenses  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix  -74%  SRU adjustedoperating expensesin USD mn

 Profitability is improving as we grow in Wealth Management, generate positive operating leverage and reduce the SRU drag  Note: Adjusted results are non-GAAP financial measures. Growth percentages are calculated based on the non-rounded results found in the Appendix. A reconciliation to reported results is included in the Appendix  Adjusted pre-tax incomein CHF bn   SRU  Core  +58%  +69%    +1.4 bn  Group  1.2  -0.2  0.9  1Q18 vs. 1Q16

Significant profit acceleration in SUB…

SUB adjusted pre-tax income
in CHF mn



+29%
431[1]
472
483
554
1Q15
+10%
1Q16
+2%
1Q17
+15%
1Q18

SUB adjusted RoRC†

	1Q15	1Q16	1Q17	1Q18
SUB adjusted RoRC†	14%	16%	15%	18%

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix
1 Excludes Swisscard pre-tax income of CHF 12 mn

CREDIT SUISSE April 25, 2018 19

   …in IWM…  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix  +77%  IWM adjusted pre-tax incomein CHF mn   +15%  +6%  +45%  IWM adjusted RoRC†  23%    26%  26%  35%

   …and in APAC WM&C  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix  +159%  APAC WM&C adjusted pre-tax incomein CHF mn   +24%  +67%  +25%  APAC WM&C adjusted RoRC†  20%    24%  31%  36%

 We have right-sized and de-risked our Global Markets business…  Value-at-Risk Trading book average one-day, 98% risk mgmt. VaR in CHF mn  Risk-weighted assets in USD bn  Leverage exposure in USD bn  1 Figures for 3Q15 present financial information based on results under our structure prior to our re-segmentation announcement on October 21, 2015; on the basis of our current structure, the 3Q15 RWA and leverage exposure amounts for Global Markets are USD 63 bn and USD 313 bn, respectively 2 Global Markets RWA in 1Q18 of USD 61 bn included an increase in Op Risk RWA of USD 1.9 bn  1  -45%  1  -33%  -54%  Global Markets key metrics  2

…and are driving profits up…

Global Sales and Trading net revenues[1]
in USD mn


+8%
1,652
1,780
1Q17
1Q18

Global Markets net revenues
in USD mn


+2%
1,615
1,642
1Q17
1Q18

Global Markets adjusted pre-tax income
in USD mn


+6%
338
357
1Q17
1Q18

Global Markets adjusted RoRC† **10%**

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix
1 Relating to Fixed Income sales and trading and Equities sales and trading in Global Markets and APAC Markets

CREDIT SUISSE
April 25, 2018 23

…with particular strong contribution from our ITS business

Strategic investments in ITS capabilities

- Buildout sales teams
- Close product gaps in Flow Trading
- Grow Private Equity financing
- Increase Structured Products distribution into Wealth Management

ITS select key metrics in 1Q18 vs. 1Q17

- **11%** revenue increase
- **Stable** operating expenses
- **3.3x** PTI growth
- **Significant** increase in collaboration revenues driven by flow transactions with SUB and landmark transactions with IWM

CREDIT SUISSE April 25, 2018 24

     Street -13%2,3  IBCM resilient in a quarter with muted client activity  IBCM net revenues in USD mn  Global underwriting and advisory revenues1 in USD mn  1 Gross global revenues from advisory, debt and equity underwriting generated across all divisions before cross-divisional revenue sharing agreements 2 Source: Dealogic as of March 31, 2018 3 Relating to Global 4 Relating to Americas and EMEA  -2%  -8%  1Q18 YoY performance  Street -17%2,4  Advisory3  Equity underwriting3  Debt underwriting3  -13%  -3%  -18%  Credit Suisse vs. market   Street fees2

   We have strengthened our capital position  CET1 ratio          Tier 1 leverage ratio  3.6%  5.1%  4.4%  4.6%    +290 bps

 We are driving returns higher…  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix1 Thereof WM&C 36% and Markets 5%    8.6%  Core  2016  Size of bar represents 1Q18 RWA allocation  14.4%    1Q18  10.9%  2017  SUB  14.2%  17.6%    14.6%  IWM  23.1%  34.9%    28.6%  IBCM  11.9%  12.4%  15.2%  Global Markets  2.0%  9.8%    4.3%  APAC  14.8%    20.8%  1  15.0%  ~  Adjusted RoRC†

   …increasing our Group profitability and delivering growing shareholder value    ~ +11 pp.  Note: RoTE and adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix ‡ See Appendix  Adjusted return on tangible equity‡  Reported return on tangible equity‡    ~ +10 pp.

   Summary  Continuing successful transformation of the bankAccelerating profitable growth in Wealth ManagementCreating positive operating leverageWinding down the SRU at paceDriving returns and delivering growing value for our shareholders

 Detailed Financials  April 25, 2018

     Credit Suisse Group results 1Q18 4Q17 1Q17 Δ 4Q17 Δ 1Q17 Net revenues 5,636 5,189 5,534 9% 2% Provision for credit losses 48 43 53 Total operating expenses 4,534 5,005 4,811 (9)% (6)%Pre-tax income/(loss) 1,054 141 670 648% 57% Real estate gains (1) - - (Gains)/losses on business sales (73) 28 (15) Restructuring expenses (144) (137) (137) Major litigation provisions (85) (255) (97) Expenses related to business sales - (8) - Net revenues 5,562 5,217 5,519 7% 1% Provision for credit losses 48 43 53 Total operating expenses 4,305 4,605 4,577 (7)% (6)% Pre-tax income 1,209 569 889 112% 36%Net income/(loss) attributable to shareholders 694 (2,126) 596 n/m 16%Diluted earnings/(loss) per share in CHF 0.26 (0.83) 0.26Return on tangible equity‡ 7.6% (22.0)% 6.5%  Results overview  Adjusted  Note: All values shown are in CHF mn unless otherwise specified. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix‡ See Appendix

CET1 ratio increased to 12.9%

Basel III RWA in CHF bn


12.8%
CET1 ratio
12.9%
272
(2)
4
(2)
(1)
271
4Q17
FX impact
Core businesses[1]
SRU[1]
Methodology & policy changes[2]
1Q18

Leverage exposure in CHF bn


3.8%
CET1 leverage ratio
3.8%
5.2%
Tier-1 leverage ratio
5.1%
917
(8)
8
16
932
4Q17
FX impact
HQLA
Net business impact
1Q18

Comments

- CET1 ratio of 12.9% above our target level pre Basel III reforms of > 12.5% which compares to 11.7% a year ago and 12.8% as at end December 2017
- CET1 leverage ratio unchanged at 3.8%, in excess of the Swiss 2020 requirement of 3.5%

Risk-weighted assets

- RWA increase of CHF 4 bn in Core businesses primarily driven by SUB and APAC WM&C
- Further reduction of RWA in the SRU by CHF 2 bn, leaving RWA excluding operational risk at USD 12 bn, well on track to achieve end-2018 target of USD 11 bn (excl. operational risk)
- Discussions with FINMA resulted in a re-allocation of operational risk RWA among the divisions and an overall CHF 2.5 bn reduction in operational risk RWA as a result of the significant reduction in the size of the SRU

Leverage exposure

- Business use of leverage has been increased by CHF 16 bn in 1Q18, primarily in respect of the wealth management-focused divisions[3]
- Reflecting increased market volatility, the centrally held HQLA buffer increased by CHF 8 bn

1 Includes model and parameter updates 2 Represents externally prescribed regulatory changes impacting how exposures are treated 3 Relating to SUB, IWM and APAC

CREDIT SUISSE April 25, 2018 32

5% cost reduction in 1Q18 vs. prior year; on track to achieve targeted reduction in cost base

Adjusted operating cost base at constant FX rates* in CHF bn



21.2
19.3
18.0
(0.2)
>(0.8)
<17.0
Full year 2015
Full year 2016
Full year 2017
1Q18 net savings
To be achieved in remaining 2018
2018 Target



5.2
4.7
4.6
(5)%
4.4
1Q15
1Q16
1Q17
1Q18

Key messages

- 5% cost reduction vs. 1Q17 with incremental net savings of CHF 0.2 bn in 1Q18
- Continued savings mainly from the execution of the workforce strategy, the continued wind-down of the SRU and decreased professional services costs
- On track to achieve our end-2018 target with adjusted operating cost base of < CHF 17.0 bn and net savings of > CHF 4.2 bn since the end of 2015
- Continuous YoY cost reduction over the past 3 years

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
* Adjusted operating cost base at constant FX rates; see Appendix

CREDIT SUISSE
April 25, 2018
33

Swiss Universal Bank

Key revenue initiatives driving growth while benefiting from continued efficiency gains

Adjusted key financials in CHF mn

	1Q18	4Q17	1Q17	Δ 4Q17	Δ 1Q17
Net revenues	1,394	1,318	1,354	6%	3%
o/w Private Clients	*743*	*726*	*711*	*2%*	*5%*
o/w Corp. & Inst. Clients	*651*	*592*	*643*	*10%*	*1%*
Provision for credit losses	34	15	10		
Total operating expenses	806	865	861	(7)%	(6)%
Pre-tax income	**554**	**438**	**483**	**26%**	**15%**
o/w Private Clients	***268***	***213***	***208***	***26%***	***29%***
o/w Corp. & Inst. Clients	***286***	***225***	***275***	***27%***	***4%***
Cost/income ratio	**58%**	**66%**	**64%**		
Return on regulatory capital†	**18%**	**14%**	**15%**		

Key metrics in CHF bn

		1Q18	4Q17	1Q17	Δ 4Q17	Δ 1Q17
PC	Adj. net margin in bps	52	41	43	11	9
PC	Net new assets	2.7	0.0	2.0		
PC	Mandates penetration	32%	32%	31%		
	Net loans	167	165	166	1%	0%
	Risk-weighted assets	71	66	66	8%	7%
	Leverage exposure	247	257	257	(4)%	(4)%

Key messages

- Net revenues up 3% with growth in all revenue categories, supported by the strong franchises in both Private Clients and Corporate & Institutional Clients and the momentum from our Swiss business initiatives
- Strong Private Clients NNA supported by the strength of our 'Bank for Entrepreneurs' and UHNW franchises
- Operating expenses down 6% driven by continued efficiency gains resulting for the first time in a cost/income ratio below 60%
- PTI of CHF 554 mn, up 15%, leading to a RoRC† of 18%

Private Clients

- PTI of CHF 268 mn, up 29%, with continued strong operating leverage
- Net revenues up 5% with broad contributions across revenue categories, particularly driven by mandates, structured products and FX transactions
- NNA of CHF 2.7 bn, the highest quarterly level to date

Corporate & Institutional Clients

- PTI of CHF 286 mn, up 4%
- Recurring commissions & fees up 5% driven by solid growth in institutional mandates and asset servicing
- Transaction-based revenues up 6% from higher FX transactions
- Credit provisions driven by two individual cases

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † See Appendix

CREDIT SUISSE April 25, 2018 34

International Wealth Management

Strong profit progression and NNA growth

Adjusted key financials in CHF mn

	1Q18	4Q17	1Q17	Δ 4Q17	Δ 1Q17
Net revenues	1,367	1,392	1,221	(2)%	12%
o/w Private Banking	*1,006*	*923*	*883*	*9%*	*14%*
o/w Asset Management	*361*	*469*	*338*	*(23)%*	*7%*
Provision for credit losses	(1)	14	2		
Total operating expenses	894	968	892	(8)%	0%
Pre-tax income	**474**	**410**	**327**	**16%**	**45%**
o/w Private Banking	***382***	***275***	***262***	***39%***	***46%***
o/w Asset Management	***92***	***135***	***65***	***(32)%***	***42%***
Cost/income ratio	**65%**	**70%**	**73%**		
Return on regulatory capital†	**35%**	**31%**	**26%**		

Key metrics in CHF bn

		1Q18	4Q17	1Q17	Δ 4Q17	Δ 1Q17
PB	Adj. net margin in bps	42	30	32	12	10
PB	Net new assets	5.5	2.7	4.7		
PB	Number of RM	1,130	1,130	1,120	0%	1%
PB	Net loans	51	50	46	2%	12%
	Net new assets AM	9.0	1.4	15.0		
	Risk-weighted assets	38	38	36	(2)%	5%
	Leverage exposure	94	99	94	(5)%	0%

Key messages

- Significant progress in providing institutional-like solutions to higher net worth clients
- Continued strict cost control resulting in flat expenses
- PTI of CHF 474 mn with continued momentum towards 2018 target
- RoRC† of 35% and cost/income ratio of 65%

Private Banking

- PTI up 46% vs. 1Q17 and up 39% vs. 4Q17
- 14% higher revenues with increases across all major revenue categories, including notably higher client activity also reflecting proactive client advice in a more volatile environment
- Successful house view implementation reflected by CHF 4.8 bn net mandate sales
- NNA of CHF 5.5 bn at an annualized growth rate of 6% with strong inflows across emerging markets and Europe

Asset Management

- PTI up 42% vs. 1Q17 and down from seasonally higher 4Q17
- Continued growth in management fees (up 10%) at resilient recurring margins (down 1 bp)
- NNA of CHF 9.0 bn, 2/3 from traditional and alternative investments

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † See Appendix

CREDIT SUISSE

April 25, 2018 35

Asia Pacific

Significant profit growth across the division

Adjusted key financials in CHF mn

	1Q18	4Q17	1Q17	Δ 4Q17	Δ 1Q17
Net revenues[1]	991	885	881	12%	12%
o/w WM&C	*663*	*626*	*589*	*6%*	*13%*
o/w Markets	*328*	*259*	*292*	*27%*	*12%*
Provision for credit losses	10	7	4		
Total operating expenses[1]	693	679	711	2%	(3)%
Pre-tax income	**288**	**199**	**166**	**45%**	**73%**
o/w WM&C	***256***	***239***	***205***	***7%***	***25%***
o/w Markets	***32***	***(40)***	***(39)***	***n/m***	***n/m***
Cost/income ratio	**70%**	**77%**	**81%**		
Return on regulatory capital†	**21%**	**15%**	**12%**		

Key metrics in CHF bn

		1Q18	4Q17	1Q17	Δ 4Q17	Δ 1Q17
PB[2]	Adj. net margin in bps	35	24	33	11	2
PB[2]	Net new assets	6.2	1.3	5.3		
PB[2]	Number of RM	600	590	620	2%	(3)%
PB[2]	Assets under management	199	197	177	1%	12%
	Net loans	45	43	41	4%	10%
	Risk-weighted assets	34	31	33	7%	2%
	Leverage exposure	116	106	106	10%	9%

Key messages

- Strong franchise development in Wealth Management & Connected and return to profitability in Markets
- Overall PTI of CHF 288 mn, up 73% and RoRC† of 21%
- RWA of CHF 34 bn reflecting growth and methodology changes (including operational risk RWA) in the quarter

Wealth Management & Connected (WM&C)

- PTI up 25%, net revenues up 13% and RoRC† of 36%
- Strong Private Banking revenues from transaction-based revenues and recurring commissions and fees driven by increased client activity
- Strongest first quarter revenues for Advisory, Underwriting and Financing reflecting higher financing activities, equity underwriting and M&A fees
- NNA of CHF 6.2 bn at an annualized growth rate of 13%; record AuM of CHF 199 bn

Markets[3]

- Return to profitability driven by improved operating leverage; net revenues increased 19% while expenses decreased by 6%
- Equity sales and trading revenues increased 10% from strong client activity in prime services and cash equities
- Fixed income sales and trading revenues increased 55%, reflecting stronger trading performance in FX and higher revenues from structured products

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † See Appendix
1 In 1Q18, the US-GAAP standard ASU 2014-09 "Revenue from Contracts with Customers" became effective. The new revenue recognition criteria requires a change in the gross and net presentation of certain revenues and expenses relating to certain underwriting and brokerage transactions with most of the impact reflected in our Global Markets, Investment Banking & Capital Markets and APAC divisions. As a result, APAC 1Q18 net revenues and operating expenses decreased by CHF 7 mn each 2 APAC PB within WM&C 3 All numbers quoted under key messages for Markets are based on USD

CREDIT SUISSE April 25, 2018 36

Investment Banking & Capital Markets

Lower revenues driven by reduced client activity

Adjusted key financials in USD mn

	1Q18	4Q17	1Q17	Δ 4Q17	Δ 1Q17
Net revenues[1]	559	573	608	(2)%	(8)%
Provision for credit losses	1	(1)	6		
Total operating expenses[1]	464	452	451	3%	3%
Pre-tax income	**94**	**122**	**151**	**(23)%**	**(38)%**
Cost/income ratio	**83%**	**79%**	**74%**		
Return on regulatory capital†	**12%**	**17%**	**23%**		

Key metrics in USD bn

	1Q18	4Q17	1Q17	Δ 4Q17	Δ 1Q17
Risk-weighted assets	22	21	19	6%	18%
Leverage exposure	41	45	44	(10)%	(8)%

Global advisory and underwriting revenues[2] in USD mn

	1Q18	4Q17	1Q17	Δ 4Q17	Δ 1Q17
Global advisory and underwriting revenues[1]	1,106	1,034	1,133	7%	(2)%

Key messages

- Revenues of USD 559[1] mn down 8%, outperforming the Street[3], driven by fewer M&A closings and lower debt underwriting activity, partly offset by increased IPO activity
- Operating expenses increased 3% driven by USD 30 mn of adverse FX movements and US-GAAP changes; operating expenses declined 4% excluding these items
- RoRC† of 12%, with Americas RoRC† at 21%
- RWA of USD 22 bn included an increase of USD 1.1 bn from the re-allocation of operational risk RWA, growth in underwriting commitments related to future quarter transactions and methodology changes
- Global advisory and underwriting revenues for 1Q18 were down 2%, outperforming industry-wide Street fees which were down 13%[4]

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † See Appendix
1 In 1Q18, the US-GAAP standard ASU 2014-09 "Revenue from Contracts with Customers" became effective. The new revenue recognition criteria requires a change in the gross and net presentation of certain revenues and expenses relating to certain underwriting and brokerage transactions with most of the impact reflected in our Global Markets, Investment Banking & Capital Markets and APAC divisions. As a result, IBCM 1Q18 net revenues and operating expenses increased by USD 16 mn each 2 Gross global revenues from advisory, debt and equity underwriting generated across all divisions before cross-divisional revenue sharing agreements
3 Source: Dealogic for the period ending March 31, 2018; includes Americas and EMEA only 4 Source: Dealogic for the period ending March 31, 2018 (Global)

CREDIT SUISSE April 25, 2018 37

Global Markets

Solid results reflecting continued momentum in our client franchise

Adjusted key financials in USD mn

	1Q18	4Q17	1Q17	Δ 4Q17	Δ 1Q17
Equities[1]	588	453	551	30%	7%
Fixed Income[1]	1,152	802	1,121	44%	3%
Other	(98)	(76)	(57)		
Net revenues[2]	1,642	1,179	1,615	39%	2%
Provision for credit losses	4	8	5		
Total operating expenses[2]	1,281	1,290	1,272	(1)%	1%
Pre-tax income/(loss)	**357**	**(119)**	**338**	n/m	6%
Cost/income ratio	**78%**	**109%**	**79%**		
Return on regulatory capital†	**10%**	**n/m**	**10%**		

Key metrics in USD bn

	1Q18	4Q17	1Q17	Δ 4Q17	Δ 1Q17
Risk-weighted assets	61	60	52	1%	17%
Leverage exposure	296	290	287	2%	3%

Key messages

- Performance reflects strength in credit businesses amid market volatility, benefits of investments in equities franchise and increased collaboration revenues from landmark deals in ITS
- Higher PTI of USD 357 mn vs. a strong comparable in 1Q17 driven by growth across equities and fixed income businesses
- Equities revenues increased 7% driven by strength in equity derivatives given higher market volatility and resilient client financing performance
- Fixed Income revenues increased 3% driven by higher revenues in securitized products and share gains in leveraged finance underwriting[3], which offset adverse trading conditions in emerging markets
- Operating expenses increased 1% as continued progress on efficiency initiatives was offset by USD 50 mn of adverse impacts from both FX and US-GAAP changes; operating expenses declined 3% excluding these items
- RWA of USD 61 bn included an increase of USD 1.9 bn from the re-allocation of operational risk RWA

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † See Appendix
1 Includes sales and trading and underwriting 2 In 1Q18, the US-GAAP standard ASU 2014-09 "Revenue from Contracts with Customers" became effective. The new revenue recognition criteria requires a change in the gross and net presentation of certain revenues and expenses relating to certain underwriting and brokerage transactions with most of the impact reflected in our Global Markets, Investment Banking & Capital Markets and APAC divisions. As a result, Global Markets 1Q18 net revenues and operating expenses increased by USD 8 mn each 3 Source: Dealogic for the period ending March 31, 2018

CREDIT SUISSE
April 25, 2018 38

Strategic Resolution Unit

RWA, leverage exposure and pre-tax loss on track for 2018 targets

Key financials in USD mn

		1Q18	4Q17	1Q17	Δ 4Q17	Δ 1Q17
Adjusted	Net revenues	(216)	(153)	(246)	41%	(12)%
	Provision for credit losses	0	3	23		
	Total operating expenses	166	196	233	(15)%	(29)%
	Pre-tax loss	**(382)**	**(352)**	**(502)**		
	Real estate gains	*(1)*	-	-		
	(Gains)/losses on business sales	-	-	*(39)*		
	Restructuring expenses	*12*	*19*	*7*		
	Major litigation provisions	*41*	*91*	*70*		
	Pre-tax loss reported	**(434)**	**(462)**	**(540)**		

Key metrics

	1Q18	4Q17	1Q17	Δ 4Q17	Δ 1Q17
Risk-weighted assets in CHF bn	22	34	41	(34)%	(46)%
RWA excl. operational risk in USD bn	12	14	22	(16)%	(45)%
Leverage exposure in USD bn	45	61	83	(26)%	(45)%

Key messages

- Adjusted pre-tax loss of USD 382 mn compares to a loss of USD 352 mn in 4Q17 and USD 502 mn in 1Q17:
  - Net revenue loss of USD 216 mn compares to loss of USD 246 mn in 1Q17, as lower funding costs were partly offset by higher valuation related losses and reduced fee-based income
  - Operating expenses lower by USD 67 mn vs. 1Q17, reflecting continued progress of our cost and infrastructure rationalization program
- Leverage exposure lower by USD 38 bn, or 45%:
  - 1Q18 included USD 13 bn reduction in leverage exposure resulting from reduced liquidity requirements; further reductions achieved through derivatives compression initiatives, and the sale of emerging markets loans and residual illiquid asset management exposures
- RWA excluding operational risk lower by USD 10 bn, or 45%:
  - Multiple transactions executed in the first quarter, including the continued reduction of derivatives exposures
- Operational risk RWA reduced by CHF 8.9 bn vs. 4Q17 reflecting the re-allocation driven by the significant size reduction of the SRU

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated

CREDIT SUISSE
April 25, 2018 39

   Summary  Continuing successful transformation of the bankAccelerating profitable growth in Wealth ManagementCreating positive operating leverageWinding down the SRU at paceDriving returns and delivering growing value for our shareholders

 Appendix  April 25, 2018

 Overview of Credit Suisse 1Q18 results  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation  Pre-tax incomein CHF mn unless otherwise specified    Reported        Adjusted          1Q18  4Q17  1Q17    1Q18  4Q17  1Q17  SUB    563  433  404    554  438  483  IWM    484  340  291    474  410  327  APAC    234  176  147    288  199  166  IBCM in USD mn    62  108  149    94  122  151  Global Markets in USD mn    313  (200)  318    357  (119)  338  Total Core    1,463  596  1,209    1,571  916  1,389  SRU in USD mn    (434)  (462)  (540)    (382)  (352)  (502)  Group    1,054  141  670    1,209  569  889  RWA in CHF bn    271  272  264          CET1 ratio    12.9%  12.8%  11.7%          Leverage exposure in CHF bn    932  917  936          Tier 1 leverage ratio    5.1%  5.2%  4.6%

 1Q18 the highest Group reported profitability in the past 11 quarters    Group reportedpre-tax incomein CHF mn   1Q18  1,793  -2,266  Full-year 2016  Full-year 2017  -2,422  Full-year 2015  -484    -6,441    -2,203

 1Q18 the highest Group adjusted profitability in the past 11 quarters  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix    Group adjustedpre-tax incomein CHF mn   1Q18    -1,135  2,762  615  Full-year 2016  Full-year 2017  2,123  Full-year 2015

Wealth Management businesses

NNA generation

APAC PB[1] NNA in CHF bn


5.3
4.5
5.8
1.3
6.2
1Q17
2Q17
3Q17
4Q17
1Q18

Regularization outflows included in NNA in CHF bn

1Q17	2Q17	3Q17	4Q17	1Q18
(0.4)	(0.1)	-	(0.1)	-

NNA growth (annualized)

1Q17	2Q17	3Q17	4Q17	1Q18
13%	10%	13%	3%	13%

IWM PB NNA in CHF bn


4.7
4.6
3.6
2.7
5.5
1Q17
2Q17
3Q17
4Q17
1Q18

Regularization outflows included in NNA in CHF bn

1Q17	2Q17	3Q17	4Q17	1Q18
(0.4)	(0.4)	(0.4)	(0.5)	(0.1)

NNA growth (annualized)

1Q17	2Q17	3Q17	4Q17	1Q18
6%	6%	4%	3%	6%

SUB PC NNA in CHF bn


2.0
1.7
1.0
-
2.7
1Q17
2Q17
3Q17
4Q17
1Q18

Regularization outflows included in NNA in CHF bn

1Q17	2Q17	3Q17	4Q17	1Q18
-	-	-	(0.1)	(0.1)

NNA growth (annualized)

1Q17	2Q17	3Q17	4Q17	1Q18
4%	3%	2%	-%	5%

1 APAC PB within WM&C

CREDIT SUISSE
April 25, 2018
45

 Wealth Management businessesNet and gross margins  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation. For details on calculations see at the end of this presentation under ‘Notes’1 APAC PB within WM&C  SUB PC Adj. net margin in bps  Adj. gross margin in bps  IWM PB Adj. net margin in bps  Adj. gross margin in bps  APAC PB1 Adj. net margin in bps  171  198  196  1Q17  1Q18  3Q17  Adj. gross margin in bps  Average AuM in CHF bn  140  171  116  Adj. pre-tax income in CHF mn  411  455  391  Adj. net revenues in CHF mn  2Q17  4Q17  178  151  405  184  141  400  327  366  365  262  382  275  883  1,006  923  337  307  927  346  272  870  195  208  208  208  268  213  711  743  726  201  222  733  204  217  727  1Q17  1Q18  3Q17  2Q17  4Q17  1Q17  1Q18  3Q17  2Q17  4Q17  1Q17  1Q18  3Q17  2Q17  4Q17  1Q17  1Q18  3Q17  2Q17  4Q17  1Q17  1Q18  3Q17  2Q17  4Q17

Swiss Universal Bank

Private Clients and Corporate & Institutional Clients

Private Clients Adjusted key financials in CHF mn

	1Q18	4Q17	1Q17	Δ 4Q17	Δ 1Q17
Net interest income	428	428	413	0%	4%
Recurring commissions & fees	206	208	197	(1)%	5%
Transaction-based	109	89	100	22%	9%
Other revenues	0	1	1		
Net revenues	743	726	711	2%	5%
Provision for credit losses	10	10	12		
Total operating expenses	465	503	491	(8)%	(5)%
Pre-tax income	**268**	**213**	**208**	**26%**	**29%**
Cost/income ratio	**63%**	**69%**	**69%**		

Corporate & Institutional Clients Adjusted key financials in CHF mn

	1Q18	4Q17	1Q17	Δ 4Q17	Δ 1Q17
Net interest income	303	301	313	1%	(3)%
Recurring commissions & fees	174	159	165	9%	5%
Transaction-based	190	146	180	30%	6%
Other revenues	(16)	(14)	(15)		
Net revenues	651	592	643	10%	1%
Provision for credit losses	24	5	(2)		
Total operating expenses	341	362	370	(6)%	(8)%
Pre-tax income	**286**	**225**	**275**	**27%**	**4%**
Cost/income ratio	**52%**	**61%**	**58%**		

Key metrics in CHF bn

	1Q18	4Q17	1Q17	Δ 4Q17	Δ 1Q17
Adj. net margin in bps	52	41	43	11	9
Net new assets	2.7	0.0	2.0		
Mandates penetration	32%	32%	31%		
Assets under management	207	208	198	(1)%	4%
Number of RM	1,310	1,300	1,330	1%	(2)%

Key metrics in CHF bn

	1Q18	4Q17	1Q17	Δ 4Q17	Δ 1Q17
Assets under management	352	355	349	(1)%	1%
Number of RM	540	540	540	0%	0%

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation

CREDIT SUISSE
April 25, 2018
47

International Wealth Management

Private Banking and Asset Management

Private Banking Adjusted key financials in CHF mn

	1Q18	4Q17	1Q17	Δ 4Q17	Δ 1Q17
Net interest income	388	380	342	2%	13%
Recurring commissions & fees	307	308	290	0%	6%
Transaction- and perf.-based	311	235	250	32%	24%
Other revenues	0	0	1		
Net revenues	1,006	923	883	9%	14%
Provision for credit losses	(1)	14	2		
Total operating expenses	625	634	619	(1)%	1%
Pre-tax income	**382**	**275**	**262**	**39%**	**46%**
Cost/income ratio	**62%**	**69%**	**70%**		

Asset Management Adjusted key financials in CHF mn

	1Q18	4Q17	1Q17	Δ 4Q17	Δ 1Q17
Management fees	267	263	243	2%	10%
Performance & placement rev.	27	159	40	(83)%	(33)%
Investment & partnership inc.	67	47	55	43%	22%
Net revenues	361	469	338	(23)%	7%
Total operating expenses	269	334	273	(19)%	(1)%
Pre-tax income	**92**	**135**	**65**	**(32)%**	**42%**
Cost/income ratio	**75%**	**71%**	**81%**		

Key metrics in CHF bn

	1Q18	4Q17	1Q17	Δ 4Q17	Δ 1Q17
Adj. net margin in bps	42	30	32	12	10
Net new assets	5.5	2.7	4.7		
Assets under management	370	367	336	1%	10%
Mandates penetration	31%	31%	29%		
Net loans	51	50	46	2%	12%
Number of RM	1,130	1,130	1,120	0%	1%

Key metrics in CHF bn

	1Q18	4Q17	1Q17	Δ 4Q17	Δ 1Q17
Net new assets	9.0	1.4	15.0		
Assets under management	391	386	367	1%	7%

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation

CREDIT SUISSE
April 25, 2018
48

Asia Pacific
Wealth Management & Connected and Markets

Wealth Management & Connected
Adjusted key financials in CHF mn

	1Q18	4Q17	1Q17	Δ 4Q17	Δ 1Q17
Private Banking	455	391	411	16%	11%
Adv., Underwr. and Financing	208	235	178	(11)%	17%
Net revenues	663	626	589	6%	13%
Provision for credit losses	9	7	4		
Total operating expenses	398	380	380	5%	5%
Pre-tax income	**256**	**239**	**205**	7%	25%
Cost/income ratio	**60%**	**61%**	**65%**		
Return on regulatory capital†	**36%**	**35%**	**31%**		
Risk-weighted assets in CHF bn	21	19	19	8%	9%
Leverage exposure in CHF bn	60	48	45	24%	33%

Private Banking[1] revenue details in CHF mn

	1Q18	4Q17	1Q17	Δ 4Q17	Δ 1Q17
Net interest income	159	147	168	8%	(5)%
Recurring commissions & fees	111	100	90	11%	23%
Transaction-based revenues	185	144	154	28%	20%
Other revenues	0	0	(1)		
Net revenues	455	391	411	16%	11%

Markets
Adjusted key financials in USD mn

	1Q18	4Q17	1Q17	Δ 4Q17	Δ 1Q17
Equity sales & trading	258	240	235	8%	10%
Fixed income sales & trading	90	24	58	275%	55%
Net revenues	348	264	293	32%	19%
Provision for credit losses	2	0	0		
Total operating expenses	312	304	332	3%	(6)%
Pre-tax income/(loss)	**34**	**(40)**	**(39)**	n/m	n/m
Cost/income ratio	**90%**	**115%**	**113%**		
Return on regulatory capital†	**5%**	**(5)%**	**(5)%**		
Risk-weighted assets in USD bn	13	12	14	7%	(4)%
Leverage exposure in USD bn	59	58	61	0%	(5)%

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation † See under "Notes" at the end of this Appendix 1 APAC PB within WM&C

CREDIT SUISSE
April 25, 2018 49

 Corporate Center  Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation. ‘Other revenues’ include required elimination adjustments associated with trading in own shares and treasury commissions charged to divisions    1Q18  4Q17  1Q17  Δ 4Q17  Δ 1Q17  Total assets  110  68  69  62%  59%  Risk-weighted assets  28  24  17  18%  64%  Leverage exposure  111  67  64  65%  72%  Adjusted key financials in CHF mn    1Q18  4Q17  1Q17  Δ 4Q17  Δ 1Q17  Treasury results  (109)  72  30      Other  49  (27)  62      Net revenues  (60)  45  92      Provision for credit losses  0  (3)  2      Compensation and benefits  55  81  101  (32)%  (46)%  G&A expenses  37  95  43  (61)%  (14)%  Commission expenses  19  8  21  138%  (10)%  Total other operating expenses  56  103  64  (46)%  (13)%  Total operating expenses  111  184  165  (40)%  (33)%  Pre-tax loss  (171)  (136)  (75)      Key metrics in CHF bn

Currency mix & Group capital metrics

Credit Suisse Core results[1]

Core results	1Q18 in CHF mn	CHF	USD	Contribution EUR	GBP	Other
Net revenues	5,839	23%	55%	9%	3%	10%
Total expenses[2]	4,376	30%	37%	5%	9%	19%
Swiss Universal Bank						
Net revenues	1,431	73%	18%	6%	1%	2%
Total expenses[2]	868	81%	11%	4%	2%	2%
International Wealth Management						
Net revenues	1,403	18%	51%	18%	2%	11%
Total expenses[2]	919	42%	29%	9%	9%	11%
Asia Pacific						
Net revenues	991	3%	48%	2%	1%	46%
Total expenses[2]	757	8%	20%	-%	1%	71%
Global Markets						
Net revenues	1,546	-1%	89%	12%	3%	-3%
Total expenses[2]	1,251	5%	63%	5%	17%	10%
Investment Bank & Capital Markets						
Net revenues	528	-%	81%	7%	9%	3%
Total expenses[2]	469	2%	70%	6%	17%	5%

Sensitivity analysis on Core results[3]

Applying a +/- 10% movement on the average FX rates for 1Q18, the sensitivities are:

- USD/CHF impact on 1Q18 pre-tax income by CHF +157 / (157) mn
- EUR/CHF impact on 1Q18 pre-tax income by CHF +35 / (35) mn

Currency mix capital metric[4] "look-through"



14%
7%
8%
12%
42%
40%
46%
USD
45%
45%
27%
CHF
CET1 capital 5
Basel III Risk-weighted assets
Swiss leverage exposure
USD
CHF
EUR
Other

A 10% strengthening / weakening of the USD (vs. CHF) would have a **+1.0 bps / (1.1) bps impact** on the "look-through" **BIS CET1 ratio**

1 As reported 2 Total expenses include provisions for credit losses 3 Sensitivity analysis based on weighted average exchange rates of USD/CHF of 0.94 and EUR/CHF of 1.16 for the 1Q18 results
4 Data based on March 2018 month-end currency mix and on a "look-through" basis 5 Reflects actual capital positions in consolidated Group legal entities (net assets) including net asset hedges less applicable Basel III regulatory adjustments (e.g. goodwill)

CREDIT SUISSE
April 25, 2018
51

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (1/6)

Group in CHF mn

	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14
Net revenues reported	**5,636**	**5,189**	**4,972**	**5,205**	**5,534**	**5,181**	**5,396**	**5,108**	**4,638**	**4,210**	**5,985**	**6,955**	**6,647**	**6,372**	**6,578**	**6,463**	**6,829**
Fair value on own debt	-	-	-	-	-	-	-	-	-	697	(623)	(228)	(144)	(297)	(318)	(17)	89
Real estate gains	(1)	-	-	-	-	(78)	(346)	-	-	(72)	-	(23)	-	(375)	-	(5)	(34)
(Gains)/losses on business sales	(73)	28	-	-	(15)	2	-	-	56	(34)	-	-	-	(101)	-	-	-
Net revenues adjusted	**5,562**	**5,217**	**4,972**	**5,205**	**5,519**	**5,105**	**5,050**	**5,108**	**4,694**	**4,801**	**5,362**	**6,704**	**6,503**	**5,599**	**6,260**	**6,441**	**6,884**
Provision for credit losses	**48**	**43**	**32**	**82**	**53**	**75**	**55**	**(28)**	**150**	**133**	**110**	**51**	**30**	**75**	**59**	**18**	**34**
Total operating expenses reported	**4,534**	**5,005**	**4,540**	**4,541**	**4,811**	**7,309**	**5,119**	**4,937**	**4,972**	**10,518**	**5,023**	**5,248**	**5,106**	**5,405**	**5,181**	**6,791**	**5,052**
Goodwill impairment	-	-	-	-	-	-	-	-	-	(3,797)	-	-	-	-	-	-	-
Restructuring expenses	(144)	(137)	(112)	(69)	(137)	(49)	(145)	(91)	(255)	(355)	-	-	-	-	-	-	-
Major litigation provisions	(85)	(255)	(108)	(33)	(97)	(2,401)	(306)	-	-	(563)	(204)	(63)	10	(393)	(290)	(1,711)	(42)
Expenses related to business sales	-	(8)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total operating expenses adjusted	**4,305**	**4,605**	**4,320**	**4,439**	**4,577**	**4,859**	**4,668**	**4,846**	**4,717**	**5,803**	**4,819**	**5,185**	**5,116**	**5,012**	**4,891**	**5,080**	**5,010**
Pre-tax income/(loss) reported	**1,054**	**141**	**400**	**582**	**670**	**(2,203)**	**222**	**199**	**(484)**	**(6,441)**	**852**	**1,656**	**1,511**	**892**	**1,338**	**(346)**	**1,743**
Total adjustments	155	428	220	102	219	2,374	105	91	311	5,306	(419)	(188)	(154)	(380)	(28)	1,689	97
Pre-tax income/(loss) adjusted	**1,209**	**569**	**620**	**684**	**889**	**171**	**327**	**290**	**(173)**	**(1,135)**	**433**	**1,468**	**1,357**	**512**	**1,310**	**1,343**	**1,840**

CS Group in CHF mn

	1Q18	1Q17	1Q16	1Q15	2017	2016	2015
Total operating expenses reported	**4,534**	**4,811**	**4,972**	**5,106**	**18,897**	**22,337**	**25,895**
Goodwill impairment	-	-	-	-	-	-	(3,797)
Restructuring expenses	(144)	(137)	(255)	-	(455)	(540)	(355)
Major litigation provisions	(85)	(97)	-	10	(493)	(2,707)	(820)
Expenses related to business sales	-	-	-	-	(8)	-	-
Debit valuation adjustments (DVA)	4	(26)	-	-	(83)	-	-
Certain accounting changes	(78)	(44)	(15)	(14)	(234)	(70)	(58)
Total operating cost base adjusted	**4,231**	**4,507**	**4,702**	**5,102**	**17,624**	**19,020**	**20,865**
FX adjustment	126	70	33	120	326	291	310
Total operating cost base adjusted at constant FX	**4,357**	**4,577**	**4,735**	**5,222**	**17,950**	**19,311**	**21,175**

CREDIT SUISSE
April 25, 2018
52

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (2/6)

	Core in CHF mn						Core excl. Corporate Center in CHF mn			
	1Q18	1Q17	1Q16	1Q15[1]	2017	2016	1Q18	1Q17	1Q16	1Q15[1]
Net revenues reported	5,839	5,740	5,179	6,259	21,786	21,594	5,899	5,671	5,069	6,086
Fair value on own debt	-	-	-	(144)	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	(420)	-	-	-	-
(Gains)/losses on business sales	(73)	23	52	-	51	52	(73)	-	-	-
Net revenues adjusted	5,766	5,763	5,231	6,115	21,837	21,226	5,826	5,671	5,069	6,086
Provision for credit losses	48	29	35	26	178	141	48	27	34	26
Total operating expenses reported	4,328	4,502	4,375	4,429	17,680	17,960	4,216	4,336	4,299	4,206
Goodwill impairment	-	-	-	-	-	-	-	-	-	-
Restructuring expenses	(133)	(130)	(176)	-	(398)	(419)	(132)	(129)	(176)	-
Major litigation provisions	(48)	(27)	-	10	(224)	(14)	(48)	(27)	-	10
Expenses related to business sales	-	-	-	-	(8)	-	-	-	-	-
Total operating expenses adjusted	4,147	4,345	4,199	4,439	17,050	17,527	4,036	4,180	4,123	4,216
Pre-tax income/(loss) reported	1,463	1,209	769	1,804	3,928	3,493	1,635	1,308	736	1,854
Total adjustments	108	180	228	(154)	681	65	107	156	176	(10)
Pre-tax income/(loss) adjusted	1,571	1,389	997	1,650	4,609	3,558	1,742	1,464	912	1,844

	Markets activities[2] in CHF mn				Wealth Management[3] in CHF mn				SUB, IWM, APAC WM&C, IBCM in CHF mn			
	1Q18	1Q17	1Q16	1Q15	1Q18	1Q17	1Q16	1Q15[1]	1Q18	1Q17	1Q16	1Q15[1]
Net revenues reported	1,874	1,901	1,744	2,853	2,260	2,005	1,900	1,812	4,025	3,770	3,325	3,233
Fair value on own debt	-	-	-	-	-	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	(56)	-	-	-	(73)	-	-	-
Net revenues adjusted	1,874	1,901	1,744	2,853	2,204	2,005	1,900	1,812	3,952	3,770	3,325	3,233
Provision for credit losses	5	5	20	4	13	18	(10)	13	43	22	14	22
Total operating expenses reported	1,545	1,633	1,780	1,756	1,411	1,448	1,388	1,275	2,671	2,703	2,519	2,450
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-	-
Restructuring expenses	(45)	(35)	(100)	-	(41)	(71)	(45)	-	(87)	(94)	(76)	-
Major litigation provisions	-	-	-	-	-	-	-	10	(48)	(27)	-	10
Expenses related to business sales	-	-	-	-	-	-	-	-	-	-	-	-
Total operating expenses adjusted	1,500	1,598	1,680	1,756	1,370	1,377	1,343	1,285	2,536	2,582	2,443	2,460
Pre-tax income/(loss) reported	324	263	(56)	1,093	836	539	522	524	1,311	1,045	792	761
Total adjustments	45	35	100	-	(15)	71	45	(10)	62	121	76	(10)
Pre-tax income/(loss) adjusted	369	298	44	1,093	821	610	567	514	1,373	1,166	868	751

1 Excludes net revenues and total operating expenses for Swisscard of CHF 73 mn and CHF 61 mn, respectively 2 Global Markets and APAC Markets 3 Relating to SUB PC, IWM PB and APAC PB within WM&C

CREDIT SUISSE
April 25, 2018
53

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (3/6)

SUB, IWM and APAC PB in CHF mn

	1Q18	1Q17	1Q16
Net Interest Income	1,278	1,236	1,191
Recurring commissions and fees	1,038	965	895
Transaction and perf. based	917	800	808
Other revenues	56	(15)	(46)
Net revenues reported	**3,289**	**2,986**	**2,848**
Fair value on own debt	-	-	-
Real estate gains	-	-	-
(Gains)/losses on business sales	(73)	-	-
Net revenues adjusted	**3,216**	**2,986**	**2,848**
Provision for credit losses	**37**	**16**	**(13)**
Total operating expenses reported	**2,035**	**2,136**	**2,010**
Goodwill impairment	-	-	-
Restructuring expenses	(55)	(89)	(48)
Major litigation provisions	-	(27)	-
Expenses related to business sales	-	-	-
Total operating expenses adjusted	**1,980**	**2,020**	**1,962**
Pre-tax income/(loss) reported	**1,217**	**834**	**851**
Total adjustments	(18)	116	48
Pre-tax income/(loss) adjusted	**1,199**	**950**	**899**

SUB, IWM, APAC WM&C in CHF mn

	1Q18	1Q17	1Q16	1Q15[1]
Net revenues reported	**3,497**	**3,164**	**2,937**	**2,834**
Fair value on own debt	-	-	-	-
Real estate gains	-	-	-	-
(Gains)/losses on business sales	(73)	-	-	-
Net revenues adjusted	**3,424**	**3,164**	**2,937**	**2,834**
Provision for credit losses	**42**	**16**	**(15)**	**22**
Total operating expenses reported	**2,203**	**2,252**	**2,098**	**2,004**
Goodwill impairment	-	-	-	-
Restructuring expenses	(57)	(92)	(49)	-
Major litigation provisions	(48)	(27)	-	10
Expenses related to business sales	-	-	-	-
Total operating expenses adjusted	**2,098**	**2,133**	**2,049**	**2,014**
Pre-tax income/(loss) reported	**1,252**	**896**	**854**	**808**
Total adjustments	32	119	49	(10)
Pre-tax income/(loss) adjusted	**1,284**	**1,015**	**903**	**798**

1 Excludes net revenues and total operating expenses for Swisscard of CHF 73 mn and CHF 61 mn, respectively

CREDIT SUISSE

April 25, 2018 54

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (4/6)

SUB in CHF mn

	1Q18	4Q17	1Q17	1Q16	1Q15[1]	2017	2016
Net revenues reported	**1,431**	**1,318**	**1,354**	**1,356**	**1,327**	**5,396**	**5,759**
Real estate gains	-	-	-	-	-	-	(366)
(Gains)/losses on business sales	(37)	-	-	-	-	-	-
Net revenues adjusted	**1,394**	**1,318**	**1,354**	**1,356**	**1,327**	**5,396**	**5,393**
Provision for credit losses	**34**	**15**	**10**	**6**	**23**	**75**	**79**
Total operating expenses reported	**834**	**870**	**940**	**918**	**873**	**3,556**	**3,655**
Goodwill impairment	-	-	-	-	-	-	-
Restructuring expenses	(28)	2	(52)	(40)	-	(59)	(60)
Major litigation provisions	-	(7)	(27)	-	-	(49)	(19)
Total operating expenses adjusted	**806**	**865**	**861**	**878**	**873**	**3,448**	**3,576**
Pre-tax income/(loss) reported	**563**	**433**	**404**	**432**	**431**	**1,765**	**2,025**
Total adjustments	(9)	5	79	40	-	108	(287)
Pre-tax income/(loss) adjusted	**554**	**438**	**483**	**472**	**431**	**1,873**	**1,738**

SUB PC in CHF mn

	1Q18	4Q17	3Q17	2Q17	1Q17
Net revenues reported	**762**	**726**	**727**	**733**	**711**
Real estate gains	-	-	-	-	-
(Gains)/losses on business sales	(19)	-	-	-	-
Net revenues adjusted	**743**	**726**	**727**	**733**	**711**
Provision for credit losses	**10**	**10**	**9**	**11**	**12**
Total operating expenses reported	**487**	**504**	**512**	**500**	**538**
Goodwill impairment	-	-	-	-	-
Restructuring expenses	(22)	1	(9)	2	(47)
Major litigation provisions	-	(2)	(2)	(2)	-
Total operating expenses adjusted	**465**	**503**	**501**	**500**	**491**
Pre-tax income/(loss) reported	**265**	**212**	**206**	**222**	**161**
Total adjustments	3	1	11	-	47
Pre-tax income/(loss) adjusted	**268**	**213**	**217**	**222**	**208**

SUB C&IC in CHF mn

	1Q18	4Q17	1Q17
Net revenues reported	**669**	**592**	**643**
Real estate gains	-	-	-
(Gains)/losses on business sales	(18)	-	-
Net revenues adjusted	**651**	**592**	**643**
Provision for credit losses	**24**	**5**	**(2)**
Total operating expenses reported	**347**	**366**	**402**
Goodwill impairment	-	-	-
Restructuring expenses	(6)	1	(5)
Major litigation provisions	-	(5)	(27)
Total operating expenses adjusted	**341**	**362**	**370**
Pre-tax income/(loss) reported	**298**	**221**	**243**
Total adjustments	(12)	4	32
Pre-tax income/(loss) adjusted	**286**	**225**	**275**

IWM in CHF mn

	1Q18	4Q17	1Q17	1Q16	1Q15	2017	2016
Net revenues reported	**1,403**	**1,364**	**1,221**	**1,173**	**1,121**	**5,111**	**4,698**
Real estate gains	-	-	-	-	-	-	(54)
(Gains)/losses on business sales	(36)	28	-	-	-	28	-
Net revenues adjusted	**1,367**	**1,392**	**1,221**	**1,173**	**1,121**	**5,139**	**4,644**
Provision for credit losses	**(1)**	**14**	**2**	**(2)**	**2**	**27**	**20**
Total operating expenses reported	**920**	**1,010**	**928**	**875**	**841**	**3,733**	**3,557**
Goodwill impairment	-	-	-	-	-	-	-
Restructuring expenses	(26)	(11)	(36)	(8)	-	(70)	(54)
Major litigation provisions	-	(31)	-	-	10	(48)	12
Total operating expenses adjusted	**894**	**968**	**892**	**867**	**851**	**3,615**	**3,515**
Pre-tax income/(loss) reported	**484**	**340**	**291**	**300**	**278**	**1,351**	**1,121**
Total adjustments	(10)	70	36	8	(10)	146	(12)
Pre-tax income/(loss) adjusted	**474**	**410**	**327**	**308**	**268**	**1,497**	**1,109**

IWM PB in CHF mn

	1Q18	4Q17	3Q17	2Q17	1Q17
Net revenues reported	**1,043**	**923**	**870**	**927**	**883**
Real estate gains	-	-	-	-	-
(Gains)/losses on business sales	(37)	-	-	-	-
Net revenues adjusted	**1,006**	**923**	**870**	**927**	**883**
Provision for credit losses	**(1)**	**14**	**3**	**8**	**2**
Total operating expenses reported	**643**	**673**	**615**	**622**	**642**
Goodwill impairment	-	-	-	-	-
Restructuring expenses	(18)	(8)	(9)	(4)	(23)
Major litigation provisions	-	(31)	(11)	(6)	-
Total operating expenses adjusted	**625**	**634**	**595**	**612**	**619**
Pre-tax income/(loss) reported	**401**	**236**	**252**	**297**	**239**
Total adjustments	(19)	39	20	10	23
Pre-tax income/(loss) adjusted	**382**	**275**	**272**	**307**	**262**

IWM AM in CHF mn

	1Q18	4Q17	1Q17
Net revenues reported	**360**	**441**	**338**
Real estate gains	-	-	-
(Gains)/losses on business sales	1	28	-
Net revenues adjusted	**361**	**469**	**338**
Provision for credit losses	-	-	-
Total operating expenses reported	**277**	**337**	**286**
Goodwill impairment	-	-	-
Restructuring expenses	(8)	(3)	(13)
Major litigation provisions	-	-	-
Total operating expenses adjusted	**269**	**334**	**273**
Pre-tax income/(loss) reported	**83**	**104**	**52**
Total adjustments	9	31	13
Pre-tax income/(loss) adjusted	**92**	**135**	**65**

1 Excludes net revenues and total operating expenses for Swisscard of CHF 73 mn and CHF 61 mn, respectively

CREDIT SUISSE
April 25, 2018
55

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (5/6)

APAC in CHF mn

	1Q18	4Q17	1Q17	2017	2016
Net revenues reported	**991**	**885**	**881**	**3,504**	**3,597**
Fair value on own debt	-	-	-	-	-
Real estate gains	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-
Net revenues adjusted	**991**	**885**	**881**	**3,504**	**3,597**
Provision for credit losses	**10**	**7**	**4**	**15**	**26**
Total operating expenses reported	**747**	**702**	**730**	**2,760**	**2,846**
Goodwill impairment	-	-	-	-	-
Restructuring expenses	(6)	(23)	(19)	(63)	(53)
Major litigation provisions	(48)	-	-	-	-
Total operating expenses adjusted	**693**	**679**	**711**	**2,697**	**2,793**
Pre-tax income/(loss) reported	**234**	**176**	**147**	**729**	**725**
Total adjustments	54	23	19	63	53
Pre-tax income/(loss) adjusted	**288**	**199**	**166**	**792**	**778**

APAC WM&C in CHF mn

	1Q18	4Q17	1Q17	1Q16	1Q15
Net revenues reported	**663**	**626**	**589**	**408**	**386**
Fair value on own debt	-	-	-	-	-
Real estate gains	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-
Net revenues adjusted	**663**	**626**	**589**	**408**	**386**
Provision for credit losses	**9**	**7**	**4**	**(19)**	**(3)**
Total operating expenses reported	**449**	**390**	**384**	**305**	**290**
Goodwill impairment	-	-	-	-	-
Restructuring expenses	(3)	(10)	(4)	(1)	-
Major litigation provisions	(48)	-	-	-	-
Total operating expenses adjusted	**398**	**380**	**380**	**304**	**290**
Pre-tax income/(loss) reported	**205**	**229**	**201**	**122**	**99**
Total adjustments	51	10	4	1	-
Pre-tax income/(loss) adjusted	**256**	**239**	**205**	**123**	**99**

APAC Mkts in CHF mn / **APAC Mkts** in USD mn

	APAC Mkts (CHF) 1Q18	4Q17	1Q17	APAC Mkts (USD) 1Q18	4Q17	1Q17
Net revenues reported	**328**	**259**	**292**	**348**	**264**	**293**
Fair value on own debt	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-
Net revenues adjusted	**328**	**259**	**292**	**348**	**264**	**293**
Provision for credit losses	**1**	**-**	**-**	**2**	**-**	**-**
Total operating expenses reported	**298**	**312**	**346**	**315**	**317**	**347**
Goodwill impairment	-	-	-	-	-	-
Restructuring expenses	(3)	(13)	(15)	(3)	(13)	(15)
Major litigation provisions	-	-	-	-	-	-
Total operating expenses adjusted	**295**	**299**	**331**	**312**	**304**	**332**
Pre-tax income/(loss) reported	**29**	**(53)**	**(54)**	**31**	**(53)**	**(54)**
Total adjustments	3	13	15	3	13	15
Pre-tax income/(loss) adjusted	**32**	**(40)**	**(39)**	**34**	**(40)**	**(39)**

APAC PB in CHF mn

	1Q18	4Q17	3Q17	2Q17	1Q17
Net revenues reported	**455**	**391**	**400**	**405**	**411**
Fair value on own debt	-	-	-	-	-
Real estate gains	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-
Net revenues adjusted	**455**	**391**	**400**	**405**	**411**
Provision for credit losses	**4**	**7**	**(1)**	**(6)**	**4**
Total operating expenses reported	**281**	**271**	**261**	**262**	**268**
Goodwill impairment	-	-	-	-	-
Restructuring expenses	(1)	(3)	(1)	(2)	(1)
Major litigation provisions	-	-	-	-	-
Total operating expenses adjusted	**280**	**268**	**260**	**260**	**267**
Pre-tax income/(loss) reported	**170**	**113**	**140**	**149**	**139**
Total adjustments	1	3	1	2	1
Pre-tax income/(loss) adjusted	**171**	**116**	**141**	**151**	**140**

CREDIT SUISSE April 25, 2018 56

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (6/6)

IBCM in USD mn

	1Q18	4Q17	1Q17	2017	2016
Net revenues reported	**559**	**573**	**608**	**2,182**	**2,001**
Fair value on own debt	-	-	-	-	-
Real estate gains	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-
Net revenues adjusted	**559**	**573**	**608**	**2,182**	**2,001**
Provision for credit losses	**1**	**(1)**	**6**	**31**	**20**
Total operating expenses reported	**496**	**466**	**453**	**1,775**	**1,713**
Goodwill impairment	-	-	-	-	-
Restructuring expenses	(32)	(14)	(2)	(43)	(29)
Major litigation provisions	-	-	-	-	-
Expenses related to business sales	-	-	-	-	-
Total operating expenses adjusted	**464**	**452**	**451**	**1,732**	**1,684**
Pre-tax income/(loss) reported	**62**	**108**	**149**	**376**	**268**
Total adjustments	32	14	2	43	29
Pre-tax income/(loss) adjusted	**94**	**122**	**151**	**419**	**297**

GM in USD mn

	1Q18	4Q17	1Q17	2017	2016
Net revenues reported	**1,642**	**1,179**	**1,615**	**5,662**	**5,575**
Fair value on own debt	-	-	-	-	-
Real estate gains	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-
Net revenues adjusted	**1,642**	**1,179**	**1,615**	**5,662**	**5,575**
Provision for credit losses	**4**	**8**	**5**	**32**	**(4)**
Total operating expenses reported	**1,325**	**1,371**	**1,292**	**5,172**	**5,522**
Goodwill impairment	-	-	-	-	-
Restructuring expenses	(44)	(73)	(20)	(154)	(220)
Major litigation provisions	-	-	-	-	(7)
Expenses related to business sales	-	(8)	-	(8)	-
Total operating expenses adjusted	**1,281**	**1,290**	**1,272**	**5,010**	**5,295**
Pre-tax income/(loss) reported	**313**	**(200)**	**318**	**458**	**57**
Total adjustments	44	81	20	162	227
Pre-tax income/(loss) adjusted	**357**	**(119)**	**338**	**620**	**284**

Corp. Ctr. in CHF mn

	1Q18	4Q17	1Q17	1Q16	1Q15
Net revenues reported	**(60)**	**45**	**69**	**110**	**173**
Fair value on own debt	-	-	-	-	(144)
Real estate gains	-	-	-	-	-
(Gains)/losses on business sales	-	-	23	52	-
Net revenues adjusted	**(60)**	**45**	**92**	**162**	**29**
Provision for credit losses	**-**	**(3)**	**2**	**1**	**-**
Total operating expenses reported	**112**	**313**	**166**	**76**	**223**
Goodwill impairment	-	-	-	-	-
Restructuring expenses	(1)	(2)	(1)	-	-
Major litigation provisions	-	(127)	-	-	-
Total operating expenses adjusted	**111**	**184**	**165**	**76**	**223**
Pre-tax income/(loss) reported	**(172)**	**(265)**	**(99)**	**33**	**(50)**
Total adjustments	1	129	24	52	(144)
Pre-tax income/(loss) adjusted	**(171)**	**(136)**	**(75)**	**85**	**(194)**

SRU in USD mn

	1Q18	4Q17	1Q17	1Q16	1Q15
Net revenues reported	**(215)**	**(153)**	**(207)**	**(545)**	**335**
Fair value on own debt	-	-	-	-	-
Real estate gains	(1)	-	-	-	-
(Gains)/losses on business sales	-	-	(39)	5	-
Net revenues adjusted	**(216)**	**(153)**	**(246)**	**(540)**	**335**
Provision for credit losses	**-**	**3**	**23**	**119**	**5**
Total operating expenses reported	**219**	**306**	**310**	**602**	**650**
Goodwill impairment	-	-	-	-	-
Restructuring expenses	(12)	(19)	(7)	(80)	-
Major litigation provisions	(41)	(91)	(70)	-	-
Total operating expenses adjusted	**166**	**196**	**233**	**522**	**650**
Pre-tax income/(loss) reported	**(434)**	**(462)**	**(540)**	**(1,266)**	**(320)**
Total adjustments	52	110	38	85	-
Pre-tax income/(loss) adjusted	**(382)**	**(352)**	**(502)**	**(1,181)**	**(320)**

SRU in CHF mn

	1Q18	1Q17	1Q16
Net revenues reported	**(203)**	**(206)**	**(541)**
Fair value on own debt	-	-	-
Real estate gains	(1)	-	-
(Gains)/losses on business sales	-	(38)	4
Net revenues adjusted	**(204)**	**(244)**	**(537)**
Provision for credit losses	**-**	**24**	**115**
Total operating expenses reported	**206**	**309**	**597**
Goodwill impairment	-	-	-
Restructuring expenses	(11)	(7)	(79)
Major litigation provisions	(37)	(70)	-
Total operating expenses adjusted	**158**	**232**	**518**
Pre-tax income/(loss) reported	**(409)**	**(539)**	**(1,253)**
Total adjustments	47	39	83
Pre-tax income/(loss) adjusted	**(362)**	**(500)**	**(1,170)**

CREDIT SUISSE
April 25, 2018
57

Notes  Throughout the presentation rounding differences may occurUnless otherwise noted, all CET1 ratio, Tier-1 leverage ratio, risk-weighted assets and leverage exposure figures shown in this presentation are as of the end of the respective period and on a “look-through” basisGross and net margins are shown in basis pointsGross margin = adj. net revenues annualized / average AuM; net margin = adj. pre-tax income annualized / average AuMMandates penetration reflects advisory and discretionary mandates as percentage of total AuM  General notes  Abbreviations  Specific notes  * Our cost savings program is measured using an adjusted operating cost base at constant FX rates. “Adjusted operating cost base at constant FX rates” include adjustments as made in all our disclosures for restructuring expenses, major litigation provisions, expenses related to business sales and a goodwill impairment taken in 4Q15 as well as adjustments for debit valuation adjustments (DVA) related volatility, FX and for certain accounting changes (which had not been in place at the launch of the cost savings program). Adjustments for certain accounting changes have been restated to reflect grossed up expenses in the Corporate Center and, starting in 1Q18, also include adjustments for changes from ASU 2014-09 “Revenue from Contracts with Customers”, which is described further in our 1Q18 Earnings Release. Adjustments for FX apply unweighted currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review. † Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.‡ Return on tangible equity is based on tangible equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired. For end-1Q18, tangible equity excluded goodwill of CHF 4,667 mn and other intangible assets of CHF 212 mn from total shareholders’ equity of CHF 42,540 mn as presented in our balance sheet. For end-1Q17, tangible equity excluded goodwill of CHF 4,831 mn and other intangible assets of CHF 202 mn from total shareholders’ equity of CHF 41,702 mn as presented in our balance sheet. For end-1Q16, tangible equity excluded goodwill of CHF 4,688 mn and other intangible assets of CHF 186 mn from total shareholders’ equity of CHF 44,997 mn as presented in our balance sheet. Adjusted return on tangible equity is calculated using adjusted results, applying the same methodology to calculate return on tangible equity. Total adjustments for each period were tax-effected to calculate an adjusted shareholders’ equity using tax rates of 26%, 29% and 18% in 1Q18, 1Q17 and 1Q16, respectively.   Adj. = Adjusted; Adv. = Advisory; AM = Asset Management; APAC = Asia Pacific; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BIS = Bank for International Settlements; bps = basis points; CAGR = Compound Annual Growth Rate; CET1 = Common Equity Tier 1; C&IC = Corporate & Institutional Clients; Corp. Ctr. = Corporate Center; DCM = Debt Capital Markets; DoJ = Department of Justice; EMEA = Europe, Middle East & Africa; FINMA = Swiss Financial Market Supervisory Authority; FX = Foreign Exchange; G&A = General & Administrative; GM = Global Markets; HQLA = High-Quality Liquid Assets; IBCM = Investment Banking & Capital Markets; inc. = income; IPO = Initial Public Offering; ITS = International Trading Solutions; IWM = International Wealth Management; M&A = Mergers & Acquisitions; mgmt. = management; Mkts = Markets; NII = Net interest income; NNA = Net new assets; Op Risk = Operational Risk; PB = Private Banking; PC = Private Clients; perf. = performance; pp. = percentage points; PTI = Pre-tax income; rev. = revenues; RM = Relationship Manager(s); RMBS = Residential Mortgage Backed Securities; RoRC = Return on Regulatory Capital; RoTE = Return on Tangible Equity; RWA = Risk-weighted assets; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; UHNW(I) = Ultra High Net Worth (Individuals); Underwr. = underwriting; VaR = Value-at-Risk; WM&C = Wealth Management & Connected; YoY = Year on year

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
 (Registrants)

Date: April 25, 2018
By:
/s/ Tidjane Thiam
Tidjane Thiam
Chief Executive Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer